                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                           BERLITZ INTERNATIONAL, INC.

                                       AT

                              $14.50 NET PER SHARE

                                       BY
                      BENESSE HOLDINGS INTERNATIONAL, INC.

                          A WHOLLY OWNED SUBSIDIARY OF

                               BENESSE CORPORATION

                               -------------------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MAY 3, 2001, UNLESS THE OFFER IS EXTENDED.

                               -------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BY THE EXPIRATION DATE (AS DEFINED BELOW) THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY PURCHASER, PARENT AND MR. SOICHIRO FUKUTAKE WILL CONSTITUTE NOT LESS THAN NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES. THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTION 12.

A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 5. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS: (A) APPROVED OR DISAPPROVED OF THE TRANSACTION; (B) PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR (C) PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

A SPECIAL COMMITTEE OF DISINTERESTED DIRECTORS APPOINTED BY THE BOARD OF DIRECTORS OF BERLITZ HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS ADVISABLE, FAIR TO AND IN THE BEST INTEREST OF THE SHAREHOLDERS OF BERLITZ WHO ARE UNAFFILIATED WITH BENESSE CORPORATION AND RECOMMENDED THAT SUCH UNAFFILIATED BERLITZ SHAREHOLDERS TENDER THEIR SHARES IN THE OFFER.

                               -------------------

                                    IMPORTANT

ANY SHAREHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH SHAREHOLDER'S SHARES SHOULD (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL OR A FACSIMILE THEREOF IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL, INCLUDING ANY REQUIRED SIGNATURE GUARANTEES, AND MAIL OR DELIVER THE LETTER OF TRANSMITTAL OR SUCH FACSIMILE WITH SUCH SHAREHOLDER'S CERTIFICATE(S) FOR THE TENDERED SHARES AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY, (2) FOLLOW THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF SHARES SET FORTH IN SECTION 3 OR (3) REQUEST SUCH SHAREHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH SHAREHOLDER. SHAREHOLDERS HAVING SHARES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF THEY DESIRE TO TENDER SHARES SO REGISTERED.

A SHAREHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES FOR SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS, MAY TENDER SUCH SHARES FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3.

QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGER AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, THE NOTICE OF GUARANTEED DELIVERY AND OTHER TENDER OFFER MATERIALS MAY BE DIRECTED TO THE INFORMATION AGENT. SHAREHOLDERS MAY ALSO CONTACT THEIR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE.

                             -------------------
                      The Dealer Manager for the Offer is:

                           MORGAN STANLEY DEAN WITTER

April 6, 2001

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


                               TABLE OF CONTENTS


                                                                                              PAGE
                                                                                              ----
Summary of the Offer ...................................................................        1
Introduction ...........................................................................        5
Special Factors
I.    Background of the Offer and the Share Exchange ...................................        6
II.   Purpose of, Reasons for and Effects of the Offer and the Share Exchange ..........       12
III.  Fairness of the Offer and the Share Exchange .....................................       14
IV.   Recommendation of the Special Committee ..........................................       16
V.    Reports, Opinions and Appraisals .................................................       18
VI.   Interests of Certain Persons .....................................................       31
The Offer and the Share Exchange
1.    Terms of the Offer ...............................................................       34
2.    Acceptance for Payment and Payment for Shares ....................................       35
3.    Procedures for Accepting the Offer and Tendering Shares ..........................       36
4.    Withdrawal Rights ................................................................       38
5.    Price Range of the Shares; Dividends .............................................       39
6.    Possible Effects of the Offer on the Market for the Shares; Stock Quotation;
      Exchange Act Registration; Margin Regulations ....................................       40
7.    Information Concerning Berlitz ...................................................       41
8.    Information Concerning the Benesse Group .........................................       43
9.    The Share Exchange ...............................................................       46
10.   Source and Amount of Funds .......................................................       48
11.   Dividends and Distributions ......................................................       48
12.   Conditions of the Offer ..........................................................       48
13.   Legal Matters ....................................................................       49
14.   Fees and Expenses ................................................................       51
15.   Miscellaneous ....................................................................       52
Schedule I .............................................................................      S-1

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

                              SUMMARY OF THE OFFER

     We are offering to purchase all outstanding shares of common stock of Berlitz International, Inc., which is referred to in this offer to purchase as "Berlitz", for the purchase price of $14.50 per share in cash. This summary term sheet asks some of the questions which you, as a shareholder of Berlitz, may have and gives our answers to these questions. This summary term sheet is only a summary and may not contain all of the information that is important to you. We strongly urge you to read this entire offer to purchase carefully, as well as the additional documents which will be provided to you, including but not limited to the letter of transmittal.

WHO IS OFFERING TO BUY MY SHARES?

     Our name is Benesse Holdings International, Inc. We are a wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan and which is referred to in this offer to purchase as "Parent" or "Benesse Corporation". We are a Delaware corporation and we were formed in 1991. On February 8, 1993, we acquired approximately 6.7 million shares of Berlitz common stock pursuant to a merger agreement dated December 9, 1992 between Berlitz and Benesse Corporation. See Section 8 of this offer to purchase -- "Information Concerning the Benesse Group".

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are offering to purchase all of the outstanding shares of common stock of Berlitz that we, Benesse Corporation and our Chairman, Mr. Soichiro Fukutake, do not currently own. Together with Benesse Corporation and Mr. Fukutake, we currently own 7,213,138 shares, which represents approximately 75.6% of the outstanding shares. See "Introduction" and Section 1 of this offer to purchase -- "Terms of the Offer".

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     We are offering to pay $14.50 per share, net to you, in cash. See "Introduction" and Section 1 of this offer to purchase -- "Terms of the Offer".

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE THE PAYMENT?

     Yes. To the extent we do not have the funds, Benesse Corporation will provide us with sufficient funds from its own resources to acquire all shares validly tendered and not withdrawn in the offer and for the share exchange which will follow if the offer is completed. The offer is not conditioned upon any financing arrangements and there are no alternative financing plans. We have paid or will be responsible for paying certain expenses incurred or estimated to be incurred in connection with the offer. See Section 10 of this offer to purchase -- "Source and Amount of Funds".

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether or not to tender your shares and accept the offer because:

     o    the offer is being made for all outstanding shares solely for cash;

     o if we consummate the offer, we will acquire all remaining shares for the same cash price in a subsequent share exchange (as more fully described below); and

     o    the offer is not subject to any financing conditions.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We are not obligated to purchase any shares that are tendered if:

     o the number of shares validly tendered and not withdrawn, when added to the number of shares owned by us, Benesse Corporation and Mr. Fukutake, does not equal at least 90% of the shares outstanding (this equals 1,378,745 tendered shares and is referred to in this offer to purchase as the "minimum tender condition"); or

     o the special committee of Berlitz's disinterested directors withdraws its recommendation of the offer or recommends any proposal other than the offer contained in this offer to purchase.

     The offer is also subject to a number of other conditions, some of which we can waive. See Section 12 of this offer to purchase -- "Conditions of the Offer".

     Subject to the applicable rules and regulations of the Securities and Exchange Commission, we may, at our sole discretion, terminate the offer and not accept for payment any shares and return all tendered shares to tendering Berlitz shareholders if any of the conditions to the offer have not been satisfied or earlier waived (where waiver is possible) by us. See Section 1 of this offer to purchase -- "Terms of the Offer".

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on May 3, 2001, to decide whether to tender your shares in the offer Further, if you cannot deliver all items required in order to make a valid tender of your shares by this time, you may be able to use the guaranteed delivery procedure that is described in this offer to purchase. See Sections 1 and 3 of this offer to purchase -- "Terms of the Offer" and "Procedures for Accepting the Offer and Tendering Shares".

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

     Yes. We may elect to extend the offer one or more times if a sufficient number of shares are not tendered to meet our minimum tender condition or if any other condition is not fulfilled or waived by us. In addition, in the event that a majority of the shares which we are offering to purchase (i.e., the shares not owned by Benesse Corporation, Mr. Fukutake and us) have been validly tendered and not withdrawn at the initial expiration of the offer, but the number of shares so tendered when added to those shares already owned by Benesse Corporation, Mr. Fukutake and us would not equal at least 90% of the outstanding shares, then we will extend the initial offering period for at least five (5) business days. We may also elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered in the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We may also be required to extend the offer by the rules of the Securities and Exchange Commission. See Section 1 of this offer to purchase -- "Terms of the Offer".

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we decide to extend the offer or provide a subsequent offering period, we will inform Citibank, N.A. (which is the depositary for the offer) and make a public announcement of the extension by no later than 9:00 a.m., New York City time, on the first business day after the scheduled expiration date of the offer.

HOW DO I TENDER MY SHARES?

     o If you are a record holder, meaning that a stock certificate has been issued to you, and you wish to tender your shares, you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to Citibank, N.A. (the depositary for the offer) or follow the procedures described in this offer to purchase for book-entry transfers. These materials must arrive at the depositary before the expiration of the offer.

     o If you are a record holder and you wish to tender your shares, but your stock certificate is not available or you cannot deliver it to the depositary before the expiration of the offer, you may be able to tender your shares using the enclosed notice of guaranteed delivery. If this is the case, you may call our information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 (toll free) for assistance.

     o If you hold your shares through a broker or bank, and you wish to tender your shares, you should contact your broker or bank and give instructions that your shares be tendered.

     See Section 3 of this offer to purchase -- "Procedures for Accepting the Offer and Tendering Shares".

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares at any time until May 3, 2001, when the initial offering period will expire and, if we have not accepted your shares for payment by June 4, 2001, you may withdraw them at any time after June 4, 2001 until we accept shares for payment. If we decide to provide a subsequent offering period, we will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered during any subsequent offering period. See Sections 1 and 4 of this offer to purchase -- "Terms of the Offer" and "Withdrawal Rights".

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw your tender of shares, you must deliver a written or facsimile transmission notice of withdrawal to the depositary prior to the expiration of the offer to purchase. See Sections 1 and 4 of this offer to purchase -- "Terms of the Offer" and "Withdrawal Rights".

WHAT DOES THE BOARD OF DIRECTORS OF BERLITZ THINK OF THE OFFER?

     A special committee of disinterested directors of Berlitz was appointed by the board of directors of Berlitz to evaluate the fairness of the offer and make a recommendation to shareholders. The special committee of disinterested directors has unanimously determined that the offer is advisable, fair to and in the best interests of the shareholders of Berlitz (other than Benesse Corporation, Mr. Fukutake and us) and recommended to Berlitz shareholders to accept the offer and tender their shares in the offer. The board of directors of Berlitz unanimously resolved that the determination and recommendation of the special committee be conveyed to shareholders of Berlitz. The special committee's recommendation is contained in Berlitz's Solicitation/ Recommendation Statement on Schedule 14D-9, which is being sent to shareholders with this offer to purchase, and you should read the Solicitation/Recommendation Statement for additional information regarding the special committee's determination and recommendation.

IS THIS A FIRST STEP IN A GOING-PRIVATE TRANSACTION?

     Yes. The tender offer by us is the first step in a going private transaction. If we purchase in the offer at least the number of shares, which, when added to the number of shares currently owned by us, Benesse Corporation and Mr. Fukutake, equals at least 90% of all outstanding shares of Berlitz, we will acquire by share exchange the remainder of the outstanding shares which were not tendered to us as promptly as practicable (which will not require approval of the shareholders of Berlitz pursuant to Section 913(g) of the New York Business Corporation Law). This share exchange would be the second step in the going private transaction. In such a share exchange, we will acquire the remainder of the outstanding shares from shareholders who did not tender in the offer and we will own 100% of the then outstanding shares on the effective date of the share exchange. Shareholders whose shares are acquired in the share exchange will receive the same amount of cash per share in the share exchange that they would have received had they tendered their shares in the offer. See
Section 9 of this offer to purchase -- "The Share Exchange".

     Following completion of this second step in the going private transaction, we will seek to cause Berlitz to delist its shares from the New York Stock Exchange and terminate the registration of its shares under the Securities Exchange Act of 1934. See "Introduction" and Section II of this offer to purchase -- "Purpose of, Reasons for and Effects of the Offer and the Share Exchange".

     Berlitz shareholders will have appraisal rights in connection with our acquisition of shares in the share exchange. See Section 9 of this offer to purchase -- "The Share Exchange".

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the offer is completed, the share exchange will be consummated and shareholders who did not tender in the offer will receive the same amount of cash per share in the share exchange that they would have received had they tendered their shares in the offer. Therefore, if the offer is completed, the only difference between tendering shares and not tendering shares is that you will be paid earlier if you tender your shares. Moreover, after the expiration of the offer, the number of shareholders of Berlitz and the number of shares remaining in public circulation may be so small that there will no longer be an active trading market (or possibly any public trading market) for the shares. Further, although neither we nor Benesse Corporation will take any action to cause the shares to be delisted from the New York Stock Exchange until the share exchange is completed, the shares may no longer be eligible to be traded on the New York Stock Exchange or any other securities exchange, and Berlitz may cease to be required to make filings with the Securities and Exchange Commission or otherwise cease to be required to comply with the Securities and Exchange Commission's rules and regulations relating to publicly held companies. See Section 6 of this offer to purchase -- "Possible Effects of the Offer on the Market for Shares".

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     The last sale price of the shares reported on the New York Stock Exchange on December 27, 2000, the day prior to the Benesse Corporation's initial proposal to acquire Berlitz, was $8.00.

     The last sale price of the shares reported on the New York Stock Exchange on April 4, 2001, the day prior to the public announcement of the special committee's intent to recommend the offer, was $13.26.

     We recommend that you obtain a recent quotation for Berlitz shares before deciding whether or not to tender your shares. See Section 5 of this offer to purchase -- "Price Range of the Shares; Dividends".

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call the information agent, Georgeson Shareholder Communications Inc. at (800) 223-2064 or the dealer manager, Morgan Stanley & Co. Incorporated at (212) 761-4834. See the back cover page of this offer to purchase for more information.

                                  INTRODUCTION

     Benesse Holdings International, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), hereby offers to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc., a New York corporation ("Berlitz"), other than those Shares held by Purchaser, Parent and Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser, at a purchase price of $14.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, the related Letter of Transmittal, and any amendments or supplements to either (the "Offer").

     Shareholders of record who own Shares registered in their name and tender their Shares directly to Citibank, N.A. (the "Depositary") will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares in the Offer. Shareholders who hold their Shares through a bank or a broker should check with such institution to ascertain whether or not any service fees will be charged.

     However, if a tendering shareholder fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal, the shareholder may be subject to a required backup U.S. federal income tax withholding of 31% of the gross proceeds payable to such shareholder. See Section 3. Purchaser will pay all charges and expenses of the Depositary, Morgan Stanley & Co. Incorporated (the "Dealer Manager") and Georgeson Shareholder Communications Inc. (the "Information Agent") incurred in connection with the Offer. See
Section 3.

     The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares, which when added to the Shares already owned by Purchaser, Parent and Mr. Fukutake (the "Benesse Group"), will equal at least ninety percent (90%) of the total number of outstanding Shares (the "Minimum Tender Condition"). The Offer is also subject to certain other terms and conditions. See Section 12.

     Purchaser may, in its sole discretion, waive any of the conditions to the Offer, other than the Minimum Tender Condition. See Section 12.

     The Offer will expire at 12:00 midnight, New York City time, on Thursday, May 3, 2001, unless extended. Purchaser may elect to extend the Offer one or more times for a period of not more than 90 days if a sufficient number of Shares are not tendered to meet the Minimum Tender Condition. In addition, in the event that a majority of the Shares which Purchaser is offering to purchase (i.e., the Shares not owned by the Benesse Group) have been validly tendered and not withdrawn at the initial expiration of the Offer, but the Minimum Tender Condition has not been satisfied, then Purchaser will extend the initial offering period for at least five (5) business days. See Section 1.

     A special committee comprised of disinterested directors of Berlitz (the "Special Committee"), which was appointed by the board of directors of Berlitz (the "Berlitz Board") to evaluate the fairness of the Offer, has unanimously determined that the Offer is advisable, fair to and in the best interests of the shareholders of Berlitz (other than the Benesse Group) and recommended that shareholders accept the Offer and tender their Shares pursuant to the Offer. The Berlitz Board has unanimously resolved that the determination and recommendation of the Special Committee be conveyed to shareholders of Berlitz. The Special Committee's recommendation is contained in the Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Berlitz with the Securities and Exchange Commission (the "SEC") in connection with the Offer and which is being furnished to shareholders concurrently with this Offer to Purchase (the "Recommendation Statement"). Shareholders should read the Recommendation Statement for additional information regarding the Special Committee's determination and recommendation.

     Banc of America Securities, LLC ("BAS"), the financial advisor to the Special Committee, has delivered to the Special Committee its written opinion, dated April 5, 2001, to the effect that as of that date and based upon and subject to the assumptions, factors and limitations set forth in such opinion, the $14.50 per Share cash consideration to be received by holders of Shares, other than Parent, Purchaser and Mr. Fukutake, pursuant to the Offer and the subsequent Share Exchange (as defined below) was fair from a financial point of view to such holders. A copy of the written opinion, which sets forth the procedures followed, the assumptions made, matters considered and limitations of review undertaken, is included as Annex A to the Recommendation Statement which is being furnished to shareholders concurrently with this Offer to Purchase and as Exhibit (c)(1) to the Schedule TO which was filed with the SEC by Parent and Purchaser in connection with the Offer (the "Schedule TO"). Purchaser encourages each shareholder to read this opinion carefully in its entirety. The advisory services and the written opinion of BAS were provided for the information of the Special Committee in its evaluation of the Offer and the opinion is not intended to be, nor does it constitute a recommendation to any shareholder as to whether or not such shareholder should tender its Shares in the Offer.

     If the Minimum Tender Condition and other conditions to the Offer are satisfied and the Offer is consummated, Purchaser, Parent and Mr. Fukutake will, collectively, own at least ninety percent (90%) of the total number of Shares outstanding. In such event, Parent and Mr. Fukutake will each contribute their Shares to Purchaser and Purchaser will enter into a binding share exchange under
Section 913(g) of the New York Business Corporation Law (the "BCL"), pursuant to which any shareholders who did not tender their Shares will receive in exchange for their Shares the same $14.50 per Share cash consideration as tendering shareholders (the "Share Exchange"). As of the effective date of such Share Exchange, Purchaser will own 100% of the then outstanding Shares.

     Under New York law, dissenting shareholders will have appraisal rights with regard to the Shares acquired by Purchaser in the Share Exchange. See
Section 9.

     Assuming no additional Shares are issued, Purchaser believes, based upon the most recent annual report of Berlitz, that there are 9,546,536 Shares outstanding. Accordingly, Purchaser believes that the Minimum Tender Condition would be satisfied if at least 1,378,745 Shares are validly tendered and not properly withdrawn prior to the Expiration Date (as defined in Section 1). See
Section 12.

     Certain U.S. federal income tax consequences of the tender of Shares pursuant to the Offer are described in Section II below.

     This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in their entirety before any shareholder makes any decision with respect to the Offer.

                                 SPECIAL FACTORS

I.   Background of the Offer and the Share Exchange

     Parent initially became involved with Berlitz in December 1989, when it acquired shares of Berlitz's old common stock representing approximately 0.4% of Berlitz's then outstanding shares in Berlitz's initial public offering. In November 1990, following discussions between Berlitz and Parent, Parent entered into a business relationship with Berlitz through the purchase of a 20% interest in Berlitz's Japanese subsidiary, Berlitz Japan, Inc. ("Berlitz Japan"). In connection with the acquisition of such interest, Parent also became entitled to nominate one director to the Berlitz Board. Since the acquisition of the interest in Berlitz Japan, Parent, Purchaser and Berlitz have expanded their business relationships in a number of other ways as described more fully below under the heading "Recent Transactions with Berlitz"

     During the period from September 1991 through January 1992, Parent engaged in discussions with Macmillan, Inc. ("Macmillan"), which was then purportedly the majority shareholder of Berlitz, concerning a possible acquisition by Parent of all or part of Macmillan's interest in Berlitz. Due to various uncertainties relating to claims against Macmillan's interest in Berlitz, discussions between Parent and Macmillan were terminated. Thereafter, in part as a means of resolving those uncertainties, the Berlitz Board determined that it would be in the best interests of Berlitz and its shareholders to seek a sale of Berlitz. In the subsequent auction process conducted by Berlitz, Parent was the successful bidder. On February 8, 1993 a specially formed indirect wholly owned U.S. subsidiary of Parent merged with Berlitz. In the merger, the then shareholders of Berlitz received consideration consisting of cash, contingent rights to payment of cash and Shares (i.e., shares of Berlitz's new common stock). Purchaser received 6,722,138 Shares and Parent received 13,200 Shares of Berlitz, the surviving corporation. Together, these Shares constituted approximately 67% of the outstanding Shares of Berlitz immediately following the merger.

     In its SEC filings, Berlitz reported that, prior to the merger being effected, a committee of independent directors of the Berlitz Board had unanimously approved the proposed merger agreement and the transactions contemplated thereby and the Berlitz Board (with Mr. Hiromasa Yokoi, a representative of Parent, absent) had held a special meeting and unanimously (i) resolved that the proposed merger agreement and the transactions contemplated thereby were fair to Berlitz shareholders (other than Parent), (ii) approved and adopted the merger agreement, and (iii) recommended approval and adoption of the merger agreement by Berlitz shareholders. Berlitz also reported that the Berlitz Board reached the conclusions as to fairness based on consideration of a number of factors, including the advice of Berlitz's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, that it was prepared to render (and, subsequent to the adoption of the board resolution, in fact did render) an opinion that the consideration offered to Berlitz shareholders (other than Parent) pursuant to the merger was fair to such shareholders from a financial point of view. As part of the merger, through the filing of its Certificate of Merger, Berlitz also amended its Certificate of Incorporation to insert certain provisions which can only be repealed by the affirmative vote of 85% of the holders of Shares. The provisions require Berlitz to have at least two "disinterested directors" (as defined therein) and they generally provide that Berlitz may not change the primary exchange on which the Shares are listed or enter into material business or other transactions with certain related persons, which include the members of the Benesse Group, unless the disinterested directors, by majority vote, approve the actions required to be taken by Berlitz to effect such transactions.

     On May 12, 1997, Purchaser purchased 250,000 Shares from Berlitz at $24.44 per Share (the average closing price for the ten business days prior to the date the purchase agreement was executed) in a private placement transaction, the proceeds of which were used by Berlitz for general corporate purposes. In its SEC filings, Berlitz reported that the disinterested directors committee of the Berlitz Board approved this transaction.

     Mr. Fukutake, the President, Representative Director and a principal shareholder of Parent, also serves as the Chairman of the Berlitz Board. On June 30, 1997, Berlitz granted options to purchase 100,250 Shares to Mr. Fukutake at an exercise price of $24.9375 per Share, equal to the closing price per Share on the New York Stock Exchange ("NYSE") on the date of grant. 50,000 of these options had been granted in exchange for the complete relinquishment by Mr. Fukutake of all benefits under Berlitz's supplemental executive retirement plan. These options expired on December 31, 1999. The remaining options were granted under Berlitz's 1996 Stock Option Plan. On December 9, 1997, Berlitz granted options to a range of employees, officers and directors of Berlitz, including options to purchase 500 Shares to Mr. Fukutake, as part of Berlitz's commemoration of its 120th anniversary at an exercise price of $26.5625 per Share, equal to the closing price per Share on the NYSE on the date of grant. In addition, 6,500 Shares were awarded to Mr. Fukutake in 1999 in lieu of his participation in Berlitz's 1999 Long Term Incentive Plan, which Shares have not yet been issued. On September 17, 1999, pursuant to a Stock Purchase Agreement dated September 7, 1999 between Mr. Fukutake and MCC Proceeds, Inc., as Trustee of the Maxwell Macmillan Realization Liquidating Trust, Mr. Fukutake acquired 227,800 Shares from MCC Proceeds, Inc.

     As a result of the foregoing transactions, the Benesse Group currently owns an aggregate of 75.6%, of the outstanding Shares. Public shareholders hold the remaining outstanding Shares.

     On March 11, 1999, Berlitz issued $155.0 million aggregate principal amount of its 5% convertible debentures with a 12-year maturity in a private placement. These convertible debentures were issued as follows: (a) $100.0 million aggregate principal amount to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (hereinafter referred to collectively as "Apollo"); and (b) $55.0 million aggregate principal amount to Purchaser. For further information on these convertible debentures, see Section 8 "Information Concerning the Benesse Group -- Recent Transactions with Berlitz".

     On March 11, 1999, Purchaser also separately loaned $50.0 million to Berlitz, evidenced by a 12-year fixed rate subordinated promissory note. For further information concerning this promissory note, see Section 8 "Information Concerning the Benesse Group -- Recent Transactions with Berlitz". In its SEC filings, Berlitz reported that it used the proceeds from the sale of the convertible debentures, as well as the proceeds from the promissory note, to repay in full all outstanding indebtedness under Berlitz's then existing bank credit agreement, as well as to repay certain other indebtedness and for general corporate purposes.

     Since their investment in Berlitz in 1993, Parent and Purchaser have from time to time, in the normal course of the ongoing internal reviews and assessments of their operations, also reviewed the performance of Berlitz. These internal reviews have included consideration of various possible approaches to increasing the value of their investment in Berlitz and identifying synergies between the businesses of Berlitz and Parent, as well as possible alternatives which Parent and Purchaser could consider to increase the value of Berlitz's business. On occasion, these reviews have identified taking Berlitz private as a possible option, in part in response to requests by certain members of senior management of Berlitz that Parent consider such a transaction, such as occurred in late 1997 when, after discussions with its investment bankers, such a request was made to a representative of Parent's senior management. However, at no stage prior to the present transaction have any formal proposals been made to, or considered by, the Parent Board, the board of directors of Purchaser (the "Purchaser Board") or the Berlitz Board with respect to such a transaction.

     Pursuant to the terms of the convertible debentures purchased by Apollo, Apollo received the right to appoint two representatives as directors to the Berlitz Board. Following Apollo's purchase of the convertible debentures, at regularly scheduled Berlitz Board meetings and various other times, representatives of Berlitz, Parent, Purchaser and Apollo discussed the performance of Berlitz, during the course of which various alternatives were suggested relating to Berlitz's business strategy and structure. These alternatives included improving Berlitz's management incentive plan by introducing a stock ownership/option plan which would provide for potentially greater awards to management, taking Berlitz private and the development and spin-off in a public offering of Berlitz's GlobalNET business (which provides language-related document management, software localization, translation and interpretation services via both the Internet and traditional means). Events related to the second and third of these alternatives and Purchaser's and Parent's consideration of them are discussed below.

     On December 7, 1999, during a luncheon recess of a Berlitz Board meeting, Berlitz Board members designated by Apollo expressed their belief to Mr. Fukutake and certain other directors that Berlitz should be taken private, which belief was later memorialized by Apollo in a letter to Mr. Fukutake dated January 3, 2000. Thereafter, from December 1999 through May 2000, a representative of Parent's senior management and a representative of Purchaser's senior management conferred from time to time with their outside counsel, Coudert Brothers, to discuss generally the legal implications of acquiring all of the outstanding Shares not held by the Benesse Group and the various methods by which such acquisitions are generally accomplished.

     In connection with such investigations by Parent's and Purchaser's senior management, in March 2000 Parent retained an investment bank, Morgan Stanley Dean Witter Japan Limited ("Morgan Stanley Japan"), as financial advisor to provide financial advice and assistance to Parent and Purchaser with respect to the possibility of taking Berlitz private. Parent and Purchaser also held discussions with Apollo during this period to consider Apollo's ideas for increasing Berlitz's value, including the possibility of Apollo participating in a going private transaction and, in connection therewith, a possible partial or complete purchase of Apollo's convertible debentures. In this context, in April of 2000, Morgan Stanley Japan prepared a preliminary draft of a preliminary valuation of Berlitz based on, among other things, three analyses, a discounted cash flow analysis, a comparable companies analysis and a precedent transactions analysis, using available public information relating to Berlitz. These analyses produced valuation ranges which, although higher than those subsequently produced by Morgan Stanley Japan in December 2000 (which were based on additional due diligence and more current financial information, including projections provided by Berlitz and interviews with Berlitz management as discussed below), were superceded by the subsequent valuations. Accordingly, the April analyses were not relied upon by Purchaser or Parent in formulating the Benesse Group's December 28, 2000 proposal (as discussed below) or in making the Offer and they were not relevant to the decision to suspend the consideration of a going private transaction shortly after the preparation of the preliminary draft of the preliminary valuation, as discussed below. This preliminary draft of the preliminary valuation also considered potential structures for a possible going private transaction, incorporating structural ideas which representatives of Parent, Purchaser and Apollo had considered in their discussions concerning Berlitz. These preliminary valuations and potential structures were discussed at a meeting between representatives of Parent and Purchaser and representatives of Apollo in late April 2000. However, Parent and Purchaser never reached an agreement with Apollo regarding a going private transaction. Purchaser's and Parent's consideration of a going private transaction at this time did not result in any formal proposals being brought to, or considered by, the Parent Board, the Purchaser Board or the Berlitz Board.

     In May 2000 Parent and Purchaser suspended their consideration of a going private transaction. The decision to suspend consideration of a going private transaction was taken following Parent and Purchaser becoming aware of Share acquisitions by Berlitz employees during the normal trading "window" following release of Berlitz's 1999 Annual Report on Form 10-K. Since the officers responsible for informing Berlitz employees of trading restrictions were not aware of the pending consideration of a going private transaction, no restrictions on Share purchases had been imposed. Accordingly, Parent and Purchaser determined that it would be advisable to suspend their consideration of a transaction at that time to avoid any appearance that confidential information may have been involved in any of the decisions to purchase Shares.

     In the context of the continued evaluation of Berlitz's performance and, particularly, in light of the high market capitalization of other Internet-related companies in late 1999 and early 2000, certain members of Berlitz's senior management raised for consideration various ways to take advantage of the Internet and the generous trading multiples for shares of Internet-related companies, including forming a joint venture between Apollo and Berlitz for an Internet company that could be taken public and a possible spin-off of Berlitz's GlobalNET business through a public offering. These ideas were discussed at various times among representatives of Parent, Purchaser, Berlitz and Apollo; however, they were ultimately rejected, principally due to the development of adverse capital markets trends affecting Internet-related company values generally and the prospects for successfully consummating a spin-off. In addition, Berlitz management came to the view that, regardless of market trends, the GlobalNET business was not mature enough to enable it successfully to operate on a stand-alone basis and would require substantial additional capital before it could be positioned as a stand-alone company. No formal proposals for a spin-off of GlobalNET were ever brought to, or considered by, the Berlitz Board, the Parent Board or the Purchaser Board and Purchaser and Parent currently have no plans or proposals for any such spin-off.

     During late 1999 and early 2000, Berlitz had separately been considering, in the course of its evaluation of its own performance, a possible operational reorganization of the company. As a result of this internal evaluation, on March 20, 2000, Berlitz announced a restructuring, pursuant to which, effective July 1, 2000, Berlitz was to be restructured into two operating divisions: Berlitz Language Services and Berlitz GlobalNET. Berlitz Language Services includes Berlitz's language instruction, publishing, franchising, cross-cultural training and ELS Language Centers. Berlitz GlobalNET provides language-related document management, software localization, translation and interpretation services via both the Internet and traditional means.

     Various management changes also occurred during this period. On March 7, 2000, Mr. James R. Kahl was elected as Parent's representative on the Berlitz Board pursuant to the shareholders' agreement (the "Shareholders' Agreement") dated November 8, 1990, among Parent, Berlitz and Berlitz Languages, Inc., a wholly-owned subsidiary of Berlitz relating to Berlitz Japan. Mr. Kahl was expected to be elected as Vice Chairman of Berlitz and to take over certain functions of Mr. Hiromasa Yokoi, Berlitz's Chief Executive Officer, upon the scheduled retirement of Mr. Yokoi in June 2000. Mr. Kahl was elected as Vice Chairman effective as of Mr. Yokoi's retirement and the position of Chief Executive Officer was eliminated. Mr. Kahl had also entered into a consulting agreement with Parent dated May 13, 1999 which was replaced by a consulting agreement with Purchaser dated April 1, 2000. During this period, certain other directors and officers of Berlitz resigned and new directors and officers were elected or appointed. Upon the resignation of Mr. Makoto Obara from the position of Chief Operating Officer for Berlitz Language Services, Berlitz announced on July 21, 2000 that it had eliminated this position in an effort to streamline operations. Following the assumption by Mr. Kahl of his executive functions, Mr. Kahl presented a five year plan at the Berlitz Board's September 2000 meeting.

     In September 2000, Parent and Purchaser decided to resume consideration of a going private transaction. Following the September meeting of Berlitz's Board, a Berlitz Board member designated by Apollo requested that the topic of going private be placed on the agenda for discussion at the December meeting. During September, October and November, 2000, Parent and Purchaser again consulted with Morgan Stanley Japan and Coudert Brothers. Parent and Purchaser also had further discussions with Apollo regarding Berlitz's performance and a possible going private transaction, including, in connection therewith, discussions relating to a possible purchase of Apollo's convertible debentures, and further discussions with Mr. Kahl regarding Berlitz's performance and plans. As indicated above, Parent and Purchaser never reached an agreement with Apollo regarding a going private transaction. Mr. Kahl also had separate discussions with a representative of Apollo on the Berlitz Board and two of Berlitz's disinterested directors regarding Berlitz's performance and plans.

     Since the fourth quarter of 1998, when Shares traded on the NYSE in the range of $25-$30 per Share, the price of Shares has decreased significantly. During the first quarter of 1999, the price of Shares began to decline steeply, and, by the end of March 2000, the Shares were trading in the range of $12-$16 per Share. By October 2000, Shares were consistently trading for less than $10 per Share.

     On November 20, 2000, following resumption of the Benesse Group's consideration of a possible going private transaction, representatives of Purchaser and Morgan Stanley Japan met with Mr. Kahl, subject to confidentiality undertakings by each of Purchaser and Morgan Stanley Japan, to discuss the five year plan for Berlitz that had been presented to the Berlitz Board.

     On December 1, 2000, the Parent Board received an internal presentation concerning a possible going private transaction involving the Benesse Group and Berlitz and approved a resolution authorizing members of Parent's management to initiate discussions, on behalf of the Benesse Group, with the Berlitz Board regarding the possibility of a purchase of all of the outstanding Shares not currently held by the Benesse Group. Members of Parent's management were further authorized to gather information in order to determine an offer price, subject to the approval of the Parent Board.

     On December 5, 2000, at a meeting of the Berlitz Board, a representative of Parent, Mr. Naoto Sugiyama, and a representative of Purchaser, Mr. Hiroshi Kitada, made a presentation informing the Berlitz Board that the Benesse Group was considering various options with respect to the investment of the Benesse Group in Berlitz, including options that could possibly result in a proposal being made to acquire all of the remaining Shares not held by the Benesse Group. Messrs. Sugiyama and Kitada also requested that a committee of disinterested directors be established to entertain any proposals which might be forthcoming from the Benesse Group and consider any such proposals in the context of Berlitz's shareholders other than the Benesse Group, and that such committee be authorized to retain separate legal counsel and financial advisors to advise the committee for this purpose.

     On December 6, 2000, the Berlitz Board established the Special Committee, solely comprised of disinterested directors, for the purpose of considering any proposal that might be forthcoming, evaluating any such proposal, if made, and representing the interests of the shareholders not affiliated with the Benesse Group in any negotiations in relation to any such proposal. The Special Committee consisted of Messrs. Edward G. Nelson, Robert L. Purdum and Takuro Isoda. The Special Committee was authorized to conduct negotiations with the Benesse Group with respect to such proposal, to consider any alternatives to such proposal (including maintenance of the status quo) and to determine whether to make a recommendation to shareholders with respect to such proposal and, if so, to make such a recommendation. The Special Committee was also authorized to retain legal and financial advisors to assist the Special Committee in its consideration and evaluation of any Benesse Group proposal, provided with unrestricted access to Berlitz's officers and other members of management and to all information and materials about Berlitz and authorized to provide such access to its legal and financial advisors and the Benesse Group and its legal and financial advisors under appropriate conditions of confidentiality.

     Pursuant to the authorization of the Berlitz Board, during December 2000, the Special Committee provided representatives of the Purchaser and Morgan Stanley Japan with access to Berlitz's officers and other members of management and to information and materials about Berlitz for purposes of allowing Morgan Stanley Japan to prepare financial analyses and valuations of Berlitz.

     On December 15, 2000, the Special Committee advised Coudert Brothers that it had engaged Harwell Howard Hyne Gabbert & Manner, P.C. to act as its legal counsel. Soon thereafter, the Special Committee engaged BAS to act as its financial advisor.

     On December 27, 2000, Morgan Stanley Japan delivered a presentation (the "December Presentation") to a representative of the Parent Board in Okayama containing financial analyses and valuations of Berlitz to provide the Parent Board with a valuation base for discussion. The December Presentation was prepared following the meetings with Mr. Kahl and other officers and members of management of Berlitz and the review of certain publicly available financial statements and other information of Berlitz and certain internal financial statements and financial projections prepared by the management of Berlitz. The December Presentation is discussed below under the heading "Presentation of Morgan Stanley Japan to a Representative of the Parent Board". The December Presentation was used by the Benesse Group in determining to proceed with the December 28, 2000 proposal (as discussed below) and as a basis for formulating the views of the Benesse Group towards the transaction as expressed herein. As previously indicated, the preliminary draft of the preliminary valuation study of Berlitz prepared by Morgan Stanley Japan in April 2000 was not put in final form and was not relied upon by the Benesse Group in making its decision to proceed with a going private transaction or in the formulation of its proposal to Berlitz. The April 2000 preliminary draft of the preliminary valuation was superceded in all respects by the December Presentation.

     On December 28, 2000, the Parent Board approved a proposal to be made to the Berlitz Board for the acquisition by the Benesse Group of all of the Shares that the Benesse Group did not currently hold. On the same date, Parent submitted a letter to the Special Committee proposing to acquire all of the outstanding Shares not already owned by the Benesse Group for $12.00 per Share. Parent issued press releases in the U.S. and Japan on December 29, 2000 and December 30, 2000, respectively, concerning the proposal. On December 29, 2000, Purchaser and Parent filed such press releases under cover of Schedule TO with the SEC and filed an amendment to their Schedule 13D with the SEC disclosing the Benesse Group proposal. Berlitz issued a press release on December 29, 2000 announcing that it had received the proposal and filed such press release under cover of Schedule 14D-9 with the SEC.

     During the first week of January 2001, the Special Committee asked Parent's advisors whether the Benesse Group would consider certain alternatives to its proposal, including selling its Shares to another bidder. On January 9, 2001, the Parent indicated to the Special Committee that it would not support any third-party offer to purchase either its interest or the entire equity interest in Berlitz, or any possible sale by Berlitz of any of the individual business units comprising Berlitz. Parent further informed the Special Committee that it had not taken any such sales into consideration in arriving at its proposed offer price.

     Over the next few weeks, BAS conducted an investigation of Berlitz, including interviews with senior management, and aided the Special Committee in negotiations with Parent and Purchaser regarding the price that the Special Committee could recommend as fair to the shareholders of Berlitz that are not affiliated with the Benesse Group.

     On or about January 16, 2001, BAS and Morgan Stanley Japan began discussions on the offer price and the value of Berlitz. Over the next several weeks, Parent and Purchaser and the Special Committee through their respective financial advisors, negotiated the price that the Special Committee could recommend and that the Purchaser was willing to pay. Legal counsel to the Special Committee also began discussions with counsel to the Parent and Purchaser regarding the other terms of the Offer that the Special Committee viewed as important to the fairness of the transaction to all shareholders, including the conditions of the Offer, the ability of the Purchaser to waive or amend the Offer (other than by increasing the offer price) and a definite undertaking by the Parent and Purchaser to complete the Share Exchange if the Minimum Tender Condition is satisfied. In addition, in March 2001, counsel to the Special Committee and Berlitz were provided with preliminary drafts of the offering documents for their review and provided with drafts of a Stipulation and Agreement of Compromise and Settlement pursuant to which four shareholder class action suits filed against Parent, Purchaser, Berlitz and individual directors of Berlitz were subsequently settled (the "Settlement Agreement"). See "Legal Matters -- Certain Litigation."

     From March 27 to April 4, 2001, counsel for Parent and Purchaser negotiated the Settlement Agreement with counsel for the plaintiffs in the shareholder class action suits, counsel for the Special Committee, counsel to Berlitz and certain named individual defendants and also negotiated the final price and terms of the Offer. On April 4, 2001 at 5:00 p.m., counsel for Parent and Purchaser and the plaintiffs signed the Settlement Agreement on behalf of their respective clients.

     At 6:00 p.m. on April 4, 2001, the Berlitz Board held a special meeting by telephone conference at which all of the directors of Berlitz were present. Also in attendance were Paul Weinstein, Vice President, Secretary and General Counsel of Berlitz, David Lakhdhir, Richard Rosen and Mary Reidy of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to Berlitz, two interpreters (one for Japanese to English and one for English to Japanese), Mark Manner and John Blackwood of Harwell Howard Hyne Gabbert & Manner, counsel to the Special Committee, David T. Lender of BAS, Marilyn Selby Okoshi and Thomas Rice of Coudert Brothers, counsel to Parent and Purchaser, Naoto Sugiyama of Parent and Susan Fisher, assistant to Mr. Weinstein.

     Mr. Kahl, who chaired the meeting at Mr. Fukutake's request, asked Edward Nelson, chairman of the Special Committee to report on the process followed by the Special Committee since its appointment in December 2000. Mr. Nelson stated that the committee had held seven formal meetings since its appointment. He also reported that after their engagement by the Special Committee on December 29, 2000 to evaluate the fairness of the proposal by the Benesse Group, BAS conducted a review and analysis of Berlitz. Mr. Nelson stated that BAS had informed the Special Committee that BAS was in a position to deliver a fairness opinion to the Special Committee upon satisfactory completion of the Settlement Agreement and the material terms of the Schedule TO. Based on that advice, Mr. Nelson reported that the Special Committee was prepared to recommend the Offer to shareholders of Berlitz and that counsel to the Special Committee would advise counsel to Berlitz, Parent and Purchaser when the recommendation was final. He then stated that he expected the Offer to commence in the next day or so after the Berlitz Board meeting.

     At the request of Mr. Nelson and after Mr. Lakhdhir had noted that BAS was financial advisor to the Special Committee and not to the Berlitz Board, Mr. Lender described the procedures followed by BAS in performing its review and analyses and summarized the factors and assumptions taken into account in preparing its opinion as well as the qualifications to such opinion. He advised the Berlitz Board that based upon and subject to such matters, BAS would be prepared to render its written opinion to the Special Committee that the cash consideration to be received by holders of Shares, other than Parent, Purchaser and Mr. Fukutake, pursuant to the Offer and the Share Exchange is fair from a financial point of view to such holders.

     At Mr. Kahl's request, Mr. Rosen then reported on the history and developments in the shareholder class action suits leading to the execution of the Settlement Agreement between counsel for Parent and Purchaser and counsel for the plaintiffs. He noted that the Settlement Agreement is subject to approval by the court and stated that a court hearing to consider the fairness of the Settlement Agreement would probably be held within 60 to 90 days.

     After these reports, Mr. Kahl asked Mr. Lakhdhir to suggest what action the Board might appropriately consider with respect to the report of the Special Committee. Mr. Lakhdhir suggested that since all of the directors other than those on the Special Committee had conflicts of interest with respect to the Offer, that the directors might consider allowing the Special Committee to convey its own determination and recommendation directly to shareholders. Mr. Kahl then asked for a motion to resolve that the determination and recommendation of the Special Committee be conveyed to shareholders of Berlitz and that the officers of Berlitz be authorized and directed to take such actions and make such filings as may be necessary, including under U.S. securities laws and regulations and the rules of the NYSE, in connection therewith. Upon motion duly made and seconded, the Berlitz Board unanimously adopted such resolutions. Mr. Lakhdhir then explained to the directors certain procedural and timing matters that would follow adjournment of the meeting.

     Mr. Kahl asked if there were any additional comments on what had been discussed and decided at the meeting. There being none, the meeting adjourned.

     On April 5, 2001, Berlitz issued a press release announcing that the Special Committee had determined that the price of $14.50 per Share to be offered by Purchaser in the Offer was advisable, fair to and in the best interests of Berlitz and its shareholders, would recommend that shareholders tender their Shares in the Offer and expected the Offer by Purchaser to commence shortly. Berlitz filed the press release under cover of Schedule 14D-9 with the SEC.

     Later on April 5, 2001, after having reviewed the signed copy of the Settlement Agreement and the final text of the Offer to Purchase, BAS delivered its fairness opinion to the Special Committee. A copy of such opinion is included as Exhibit (c)(1) to the Schedule TO. Thereafter, counsel to the Special Committee informed counsel to Parent, Purchaser and Berlitz that the Special Committee confirmed its readiness to recommend the Offer.

II.  Purpose of, Reasons for and Effects of the Offer and the Share Exchange

     Purpose and Reasons. The purpose of the Offer and the Share Exchange is to enable the Benesse Group to acquire the entire equity interest in Berlitz. The Benesse Group's current intention is to retain the Shares that it acquires in the Offer and the Share Exchange. If the Offer is completed, Purchaser will conduct the Share Exchange. On the effective date of the Share Exchange, the Benesse Group will own 100% of the then outstanding Shares of Berlitz. See
Section 9 -- "The Share Exchange". The Benesse Group has no current plans to sell any Shares it presently owns or any Shares that may be acquired in the Offer or Share Exchange. Furthermore, except as specifically described in this Offer to Purchase, the Benesse Group has no current plans or proposals to sell or dispose of any assets of Berlitz or its subsidiaries other than in the ordinary course of business or to conduct any other extraordinary transaction involving Berlitz. However, the Benesse Group may, in the future, develop plans or proposals concerning the sale or other disposition of Shares or assets of Berlitz or other extraordinary transactions involving Berlitz.

     The Benesse Group believes that maintaining Berlitz as a public entity is expensive both in terms of the actual costs of public reporting, providing information to shareholders and retaining disinterested directors (approximately $600,000 per year) and the time and attention required of management, whose energies might be better spent on other matters. The Benesse Group also believes that potential conflict of interest situations can be eliminated through the Offer and the Share Exchange and Parent and Berlitz will be better able to realize the synergies of integrating their global businesses.

     Plans for Berlitz; Effects. If the Benesse Group acquires 100% control of Berlitz, it is the Benesse Group's present intention to operate Berlitz as a subsidiary under Berlitz's current name. The Benesse Group intends to cause the business and operations of Berlitz to continue to be conducted by Berlitz substantially as they are currently being conducted, in accordance with the 5 year plan presented to the Berlitz Board by Mr. Kahl in September 2000 and the restructuring plan adopted by the Berlitz Board in December 2000 and announced by Berlitz in its December 29, 2000 press release. The Benesse Group will, however, continue to evaluate the business and operations of Berlitz after the consummation of the Offer and the Share Exchange and will take such actions as it deems appropriate under the circumstances then existing, to maximize the profitability of Berlitz. In addition, the Benesse Group may elect individuals to the Berlitz Board as needed if there are vacancies on the Berlitz Board. The Benesse Group also reserves the right to replace current Berlitz Board members. As a result of the Share Exchange, the Benesse Group will have the ability to appoint all of the directors to the Berlitz Board. If the Share Exchange is completed, Parent and Purchaser will review the composition of the Berlitz Board and make such changes as they deem appropriate. In addition, following the Share Exchange, as a matter of contract, Apollo will no longer have the right to continued representation on the Berlitz Board. The Benesse Group reserves the right to make recommendations to the Berlitz Board to appoint individuals to fill vacant senior management positions that may exist at Berlitz from time to time. Until such time as the Share Exchange is completed, however, the Benesse Group will vote their Shares to ensure that there are at least two disinterested directors on the Berlitz Board.

     Following completion of the Offer and the Share Exchange, the Benesse Group will seek to cause Berlitz to delist the Shares from the NYSE and to terminate the registration of the Shares under the Securities Exchange Act of 1934 (the "Exchange Act"). Thereafter Berlitz will be a privately held corporation. Accordingly, current Berlitz shareholders who are not affiliated with the Benesse Group will not have the opportunity to participate in the earnings and growth of Berlitz and will not have any right to vote on corporate matters. Similarly, after completion of the Share Exchange, former shareholders will not face the risk of losses resulting from Berlitz's operations or from any decline in the value of Berlitz.

     Immediately following completion of the Offer and the Share Exchange, the Benesse Group's combined interest in Berlitz's net book value and net earnings or loss will increase from approximately 75.6% to 100%. According to Berlitz's Form 10-K for the year ended December 31, 2000, 100% of Berlitz's net book value as of December 31, 2000, was approximately $316,737,000 (which means that 75.6% was approximately $239,453,172), and 100% of Berlitz's net loss for the year ended December 31, 2000 was approximately $12,760,000 (which means that 75.6% was approximately $9,646,560). Unless and until additional Shares are issued to third parties pursuant to option exercises or other contractual rights, following the Offer and the Share Exchange, the Benesse Group will be entitled to all of the benefits of owning 100% of Berlitz, including all income generated by Berlitz's operations, any future increase in Berlitz's value and the right to elect all members of the Berlitz Board. Similarly, the Benesse Group will also bear the risk of losses resulting from Berlitz's operations and from any decline in the value of Berlitz following the Offer and the Share Exchange.

     Material U.S. Federal Income Tax Effects. The receipt of cash in exchange for Shares pursuant to the Offer or the Share Exchange will be a taxable transaction for U.S. federal income tax purposes and likely will also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder who receives cash in exchange for Shares pursuant to the Offer or the Share Exchange will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate generally applicable to individual taxpayers on long-term capital gains is 20%, and the deductibility of capital losses is subject to limitations.

     The discussion above does not purport to consider all possible aspects of U.S. federal income taxation that might be relevant and may not be applicable to certain types of shareholders, including shareholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the U.S., foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as insurance companies, tax-exempt entities and regulated investment companies).

     All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Share Exchange to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws.

     The transactions contemplated by the Offer and the Share Exchange are characterized for U.S. tax purposes as the purchase by Purchaser of approximately 24% of the Shares. Accordingly, these transactions should have no direct, material tax consequences to Berlitz. However, as a result of these transactions, Berlitz will become part of an affiliated group of U.S. corporations of which Purchaser is the parent. In the event Purchaser elects to file consolidated federal income tax returns with its affiliated group, the consolidated return rules will apply, and, under certain circumstances, Purchaser may be entitled to use tax attributes of Berlitz (including net operating loss carryforwards).

III. Fairness of the Offer and the Share Exchange

     Parent and Purchaser believe that the Offer and the Share Exchange are fair (both in terms of price and procedure) to the Berlitz shareholders who are unaffiliated with the Benesse Group. All of the members of the Purchaser Board have voted in favor of the transaction, other than James Kahl, who was not present at the Purchaser Board meeting at which such action was taken. Parent and Purchaser base their belief on the following factors:

     o after a thorough review with its independent financial and legal advisors, the Special Committee unanimously determined that the Offer and the Share Exchange are advisable, fair to and in the best interests of Berlitz shareholders and recommended to Berlitz shareholders to accept the offer and tender their shares in the offer;

     o on April 5, 2001, the Special Committee received a written opinion from BAS that, as of that date and based upon and subject to the various assumptions and limitations set forth in the opinion, the $14.50 per Share cash consideration to be received by Berlitz shareholders (other than the Benesse Group) in the Offer and the Share Exchange was fair to Berlitz shareholders from a financial point of view;

     o during a period of time of approximately three months, the consideration per Share was negotiated at arm's-length with the Special Committee, which, with the assistance of its financial and legal advisors, acted independently on behalf of Berlitz shareholders unaffiliated with the Benesse Group, resulting in the final purchase price of $14.50 per Share;

     o the historically low volume of trading in the Shares, the limited liquidity in the Shares as a result thereof and the opportunity the Offer and the Share Exchange provide the Berlitz shareholders to liquidate their holdings in Berlitz;

     o the Benesse Group's ownership of approximately 75.6% of the currently outstanding Shares and the effects of such ownership on the alternatives available to Berlitz;

     o the availability of the rights granted to dissenting shareholders under Sections 910 and 623 of the BCL with regard to the Share Exchange. Such rights would allow any shareholder who believed that the $14.50 per Share price offered by Purchaser was insufficient to seek an opportunity to so assert under New York law;

     o the elimination of possible conflicts of interest of certain directors and members of management of both Berlitz and the Benesse Group as discussed below under "Section VI -- Interests of Certain Persons";

     o the structure of the transaction as a tender offer for all of the outstanding Shares for cash, which allows the shareholders of Berlitz to decide for themselves if they wish to accept the Offer. Further, the consummation of the short-form Share Exchange, which will ensure that all shareholders will receive the same consideration for their Shares, will only be effected if the Benesse Group acquires 90% or more of the Shares through the Offer. Given the Benesse Group's current holdings, this will require that more than a majority of the Shares held by persons unaffiliated with the Benesse Group validly tender and do not withdraw their Shares before Purchaser may conduct the Share Exchange. Parent and Purchaser's agreements not to waive the Minimum Tender Condition, to extend the Offer once under certain circumstances and to complete the Share Exchange if the Minimum Tender Condition is met are contained in the Settlement Agreement. The terms of the Settlement Agreement, including Parent and Purchaser's agreements with respect to Offer, may be enforced by any of the plaintiffs in the shareholder class action suits or any of the other defendants in these actions, including Berlitz and the individual directors who are members of the Special Committee;

     o the consideration of $14.50 per Share to be paid in the Offer and the Share Exchange, which represents a premium of 81.25% above the closing price of Shares on December 27, 2000, one day prior to the Parent Board's initial proposal to acquire Berlitz, and a premium of approximately 81.5% above the average of the closing prices of Shares over the 20 trading days immediately before the Benesse Group publicly announced the proposal to acquire Berlitz on December 29, 2000;

     o the form of consideration to be paid to Berlitz shareholders, which is entirely in cash; and

     o the Parent's own financial analysis to determine the fair value of the Shares, which included a review of Berlitz's management projections (as described below) and a review of Morgan Stanley Japan's valuation analyses (as described in "Special Factors -- Reports, Opinions and Appraisals -- Presentation of Morgan Stanley Japan to a Representative of the Parent Board"). The Morgan Stanley Japan analyses included an analysis of the historical prices of the Shares, precedent transactions analysis, comparable companies analysis and a discounted cash flow analysis to determine the value of Shares. Parent and Purchaser view the estimated valuation ranges in the report of Morgan Stanley Japan as supporting the fairness of the Offer and the Share Exchange to shareholders that are unaffiliated with the Benesse Group, even though Morgan Stanley Japan was not asked to, and did not, express any opinion as to the fairness of the consideration from a financial point of view to Parent, Purchaser or Berlitz.

     Purchaser and Parent believe the timing of the Offer and the Share Exchange is fair to unaffiliated shareholders of Berlitz. Although Parent and Purchaser began seriously considering a going private transaction in early 2000, certain events discussed in "Special Factors -- Background of the Offer" regarding certain Share purchases led them to discontinue the investigation they viewed as necessary to develop a proposal that could be presented to the Parent Board, and subsequently to the Berlitz Board, at that time. As a result of the foregoing, approaches to the Berlitz Board and the Special Committee occurred in December 2000. The ultimate timing of the Offer and Share Exchange were further dictated by the time required to negotiate with the Special Committee and to settle litigation purportedly brought on behalf of shareholders discussed below in "Legal Matters -- Certain Litigation".

     Parent and Purchaser also believe that their decision to proceed with a "going private" offer at this time rather than at some future date is fair to unaffiliated shareholders of Berlitz. Although Parent and Purchaser will receive all or substantially all of the benefits of any actual improvements in Berlitz's earnings in the future if the Offer and Share Exchange are completed, they will also bear all or substantially all of the risk of Berlitz going forward, including the risk that projected improvements Berlitz's earnings do not materialize as a result of internal conditions at Berlitz, conditions or developments affecting Berlitz's business segments or general economic and market conditions. During the period preceding the announcement of the Benesse Group's proposal on December 29, 2000 and during the period during which the Offer and the Share Exchange were being negotiated with the Special Committee, there has been significant uncertainty in financial markets generally and a substantial decline in equity market indices in the U.S. as well as the rest of the world. In addition, there is uncertainty as to whether Berlitz will achieve its financial and business objectives in the future. Accordingly, in making the Offer at this time, Parent and Purchaser believe they are offering shareholders a fair price (which is at a substantial premium to pre-announcement Share prices) considering the uncertainty as to whether maintaining or increasing their current investment in Berlitz as a public company would prove at some time in the future to have been their optimum investment strategy.

     Berlitz's net book value as at December 31, 2000 of $33.18 per Share significantly exceeds the Offer Price. Notwithstanding Berlitz's net book value at year-end 2000, Parent and Purchaser believe the Offer Price is fair to unaffiliated shareholders of Berlitz. In the view of Parent and Purchaser, neither net book value nor liquidation value (which Parent and Purchaser did not calculate) are useful measures for determining the value of Berlitz in light of the fact that Parent and Purchaser have no current plans or proposals to liquidate Berlitz or sell any assets of Berlitz other than in the ordinary course of business, or to approve any proposal by a third party to liquidate Berlitz or sell assets of Berlitz other than in the ordinary course of business. Accordingly, it would not be possible for any shareholder of Berlitz (including Parent and Purchaser) to receive whatever value might be obtained in a liquidation or any sale of substantial assets of Berlitz.

     BAS did not calculate or consider either liquidation value or net book value in rendering its opinion on the fairness of the offer price from a financial point of view to the Special Committee and the Special Committee did not consider either liquidation value or net book value in determining that the Offer was fair to unaffiliated shareholders of Berlitz. Morgan Stanley Japan did not examine Berlitz's net book value or liquidation value in rendering its report to Parent concerning Berlitz's value. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Share Exchange, Parent and Purchaser did not find it practicable to, and did not, qualify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations.

     Berlitz Projections. Berlitz provided Parent, Purchaser, Morgan Stanley Japan, the Special Committee and BAS with certain projected financial data that was contained in its Five Year Plan and 2001 Business Plan and Budget. The Five Year Plan was presented to the Berlitz Board at its September 2000 meeting and it contained financial projections for the years 2000 through 2004. The 2001 Business Plan and Budget was presented to the Berlitz Board at its December 2000 meeting and it contained financial projections for 2001. Berlitz did not prepare this financial data with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections. The figures contained in the Five Year Plan for 2001 through 2004 project EBITA (earnings before interest, taxes and amortization) for 2001, 2002, 2003 and 2004 of approximately $37.8 million, $45.3 million, $57.0 million and $75.0 million, respectively. The figures contained in the 2001 Business Plan and Budget project 2001 EBITA of approximately $37.2 million. In addition, the 2001 Business Plan and Budget projects a net loss for 2001 of approximately $4.0 million, which translates to an approximate per Share loss of $0.42 per Share. These projections are included in this Offer to Purchase only because Berlitz provided them to Parent, Purchaser, Morgan Stanley Japan, the Special Committee and BAS. Neither Berlitz nor Parent, Purchaser or any of the other recipients of these projections can be certain that future results or actual values will not differ materially from the projections. Although presented with numerical specificity, Berlitz's projections are based upon a variety of assumptions relating to the business of Berlitz which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Parent, Purchaser and Berlitz. There can be no assurance that Berlitz's projections will be realized, and actual results may vary materially from these projections.

     The statements contained in this Offer to Purchase which are not historical facts are forward-looking statements that involve risks and uncertainties. Such forward-looking statements involve both known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Berlitz to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

IV.  Recommendation of the Special Committee

     The Special Committee unanimously determined that the transactions contemplated by the Schedule TO are advisable, fair to and in the best interests of Berlitz's shareholders (other than the Benesse Group). The Special Committee has recommended in the Recommendation Statement that the shareholders accept the Offer and tender their Shares pursuant to the Offer.

     Reasons for the Recommendation of the Special Committee. In evaluating the Offer, the Special Committee relied upon its knowledge of the business, financial condition and prospects of Berlitz and the advice of its financial and legal advisors. In reaching its recommendations described above, the Special Committee considered a number of factors, including the following:

      o Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the Shares. In particular, the Special Committee considered that the price of $14.50 per Share to be paid in the Offer represents: (a) a premium of 20.8% when compared to the initial acquisition price of $12.00 per Share proposed by Benesse on December 28, 2000;
(b) a premium of 81.3% when compared to $8.00, the price per Share for the day immediately prior to the Benesse Group's December 29, 2000 announcement of its $12.00 proposal (the "Benesse Announcement"); (c) a premium of 26.9% when compared to $11.43, the average price per Share for the 52 week period immediately prior to the Benesse Announcement date; (d) a premium of 146.8% when compared to $5.88, the lowest Share price for the 52 weeks immediately prior to the Benesse Announcement date; and (e) a premium of 88.8% when compared to $7.68, the three month average price immediately prior to the Benesse Announcement date.

      o BAS Fairness Opinion and Analysis. The Special Committee considered the written opinion of BAS, dated April 5, 2001 that, based upon and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the holders of Shares, other than the Benesse Group, pursuant to the Offer and the Share Exchange was fair, from a financial point of view, to such holders. The Special Committee considered this opinion as well as the presentation by BAS to the Special Committee at a meeting of the Special Committee held on March 29, 2001, rendering its analysis of the financial terms of the Offer and the Share Exchange and its valuation analysis of Berlitz. A copy of this opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by BAS is included as Exhibit (c)(1) to the Schedule TO. Shareholders are urged to read the opinion of BAS carefully and deliberately.

      o Special Committee Formation and Arm's-Length Negotiations. The Special Committee also considered the fact that the Offer and the Share Exchange and the transactions contemplated thereby were the product of arms-length negotiations between the Benesse Group and the Special Committee, none of whose members were employed by or affiliated with Berlitz or the Benesse Group (except in their capacities as directors of Berlitz).

      o Minimum Tender Condition. The Special Committee also considered that the Minimum Tender Condition, which cannot be waived by the Benesse Group, has the effect of requiring that the Offer not be consummated unless a majority of the outstanding Shares other than Shares owned by the Benesse Group have been validly tendered and not withdrawn.

      o Offer Price and Share Exchange Consideration. The Special Committee concluded, based on its negotiations with the Benesse Group, that the Offer Price and Share Exchange consideration represented the highest price that Purchaser would be willing to pay in acquiring the Shares at this time. This determination was the result of the Special Committee's negotiations with the Benesse Group in an attempt to obtain the highest possible price.

      o Timing of Completion. The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Schedule TO, including the structure of the transactions as a tender offer for all of the Shares followed by the Share Exchange for any Shares not tendered. The Special Committee considered that the tender offer could allow shareholders to receive the transaction consideration promptly. The Offer includes an obligation that the Benesse Group pay the same consideration for Shares received in the Share Exchange as paid for Shares tendered in the Offer.

      o Limited Conditions to Consummation. The Special Committee considered that the Benesse Group has committed in the Offer to consummate the Offer and the Share Exchange subject only to a limited number of conditions (as set forth in Section 12 of this Offer to Purchase), with no financing condition. The Special Committee also considered that the Offer does not give the Benesse Group the ability to waive the Minimum Tender Condition.

      o Strategic Alternatives. The Special Committee considered the percentage of outstanding Shares of Berlitz owned by the Benesse Group, the absence of contractual restrictions on additional purchases by the Benesse Group, and the Benesse Group's stated unwillingness to pursue a transaction that involved selling its interest or a portion of Berlitz, all of which led the Special Committee to conclude that soliciting an alternative transaction was not practicable. The Special Committee also considered that Berlitz is not obligated to pay a termination fee to the Benesse Group under any circumstances.

      o Transaction Structure. The Special Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by a Share Exchange, without a Share Exchange Agreement. The Special Committee considered that the cash tender offer enabled the public shareholders of Berlitz the opportunity to obtain cash for all of their Shares at the earliest possible time, while the Benesse Group still was obligated by the terms of the Offer to complete the Share Exchange and pay the same per Share consideration to be paid in the Offer. The Special Committee considered that the lack of Share Exchange Agreement prohibited Berlitz from bringing suit for breach of contract against the Benesse Group in the event the Benesse Group were to fail to uphold any of its obligations described in the Offer. The Special Committee concluded that the lack of a Share Exchange Agreement would not prevent it from recommending the Offer because, among other reasons: (a) if the Purchaser were to purchase Shares in the Offer but then fail to consummate the Share Exchange, shareholders could bring suit (as shareholders or through a governmental authority) for breach of the terms of the Offer, for incorrect or incomplete disclosure, or other similar claims; (b) the Settlement Agreement entered into in connection with the shareholder class action suits obligates the Benesse Group to consummate the Share Exchange if it purchases Shares pursuant to the Offer; (c) the Special Committee received from the Benesse Group certain officer's certificates that contain representations and warranties as to certain matters that could affect the ability of the Benesse Group to complete the Offer and the Share Exchange; and (d) Berlitz is not subject to various restrictions and obligations typically contained in a Share Exchange Agreement (or other similar agreements) including, without limitation, termination fee and "no shop" provisions.

      o Potential Conflicts of Interest. The Special Committee considered the interests of certain Berlitz executives in the Offer and the Share Exchange. See "Interests of Certain Persons".

      o Possible Decline in Market Price of Common Stock. The Special Committee also considered the possibility that if a transaction with the Benesse Group were not negotiated and Berlitz remained as a publicly-owned corporation, it was possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the per Share price to be received by shareholders in connection with the Offer and the Share Exchange.

      o Availability of Dissenters' Rights. The Special Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under New York law in connection with the Share Exchange.

      o Future Prospects of Berlitz. The Special Committee also considered the fact that shareholders whose Shares are purchased in the Offer and, assuming that the Share Exchange is completed, all other holders of the Shares (except for the Benesse Group) will not participate in the future growth of Berlitz. Because of the risks and uncertainties associated with Berlitz's future prospects, the Special Committee concluded that this detriment was not quantifiable. The Special Committee also concluded that obtaining a cash premium for the Shares now was preferable to enabling the holders of Shares to have a speculative potential future return.

     The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.

     Prior to the issuance of its recommendation, the Special Committee received officer's certificates from the Benesse Group containing certain limited representations and warranties regarding, among other things, (i) the proper organization of Parent and Purchaser, (ii) the authority of Parent and Purchaser to consummate the Offer and the Share Exchange and (iii) the sufficiency of the funds available to Purchaser to consummate the Offer and the Share Exchange and to pay those fees and expenses related thereto that are the responsibility of Parent or Purchaser. Parent and Purchaser have undertaken to notify the Special Committee if any of such representations and warranties are breached or become untrue at any time prior to the completion of the Offer and the Share Exchange.

V.   Reports, Opinions and Appraisals

  Opinion of Banc of America Securities LLC

     BAS has acted as financial advisor to the Special Committee in connection with the proposed acquisition by Parent and Purchaser of all the outstanding Shares, other than the Shares held by Parent, Purchaser and Mr. Fukutake. As part of its engagement, BAS was asked by the Special Committee to render its opinion as to the fairness, from a financial point of view, to the holders of Shares, other than Parent, Purchaser and Mr. Fukutake, of the cash consideration to be received by such holders pursuant to the proposed Offer and the Share Exchange. On April 5, 2001, BAS delivered its opinion to the Special Committee that, as of that date and based upon and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the holders of Shares, other than Parent, Purchaser and Mr. Fukutake, pursuant to the Offer and the Share Exchange was fair, from a financial point of view, to such holders. The Special Committee did not limit BAS in any way in the investigations it made or the procedures it followed in rendering its opinion.

     The full text of BAS' written opinion, dated April 5, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is included as Annex A to the Recommendation Statement which is being furnished to shareholders concurrently with this Offer to Purchase and as Exhibit (c)(1) to the Schedule TO and will be made available for inspection and copying at the principal offices of Berlitz during regular business hours. Purchaser encourages each shareholder to read this opinion carefully in its entirety. BAS' opinion was prepared for the benefit and use of the Special Committee and is directed only to the fairness, from a financial point of view, of the cash consideration to be received by the holders of Shares, other than Parent, Purchaser and Mr. Fukutake, pursuant to the Offer and the Share Exchange, and does not constitute an opinion as to the merits of the Offer and the Share Exchange or a recommendation as to whether or not shareholders should tender their Shares pursuant to the Offer.

     In arriving at its opinion, BAS:

     (i) reviewed certain publicly available financial statements and other business and financial information of Berlitz;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning Berlitz;

     (iii) analyzed certain financial forecasts prepared by the management of Berlitz;

   (iv) discussed the past and current operations, financial condition and prospects of Berlitz with senior executives of Berlitz;

   (v)    reviewed the reported prices and trading activity for the Shares;

   (vi) compared the financial performance of Berlitz and the prices and trading activity of the Shares with those of certain other publicly traded companies BAS deemed relevant;

   (vii) compared the financial terms of the Offer and Share Exchange to financial terms, to the extent publicly available, of certain other transactions BAS deemed relevant;

   (viii) participated in discussions and negotiations among representatives of Berlitz, Parent and Purchaser and their financial and legal advisors;

   (ix)   reviewed the Settlement Agreement;

   (x) reviewed drafts dated April 5, 2001 of the Offer to Purchase and related tender offer documents (the "Offer Documents") and the draft dated April 5, 2001 of the Recommendation Statement; and

   (xi) performed such other analyses and considered such other factors as BAS deemed appropriate.

     In conducting its review and arriving at its opinion, BAS assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by BAS for the purposes of its opinion. With respect to the financial forecasts, BAS assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Berlitz. BAS did not make any independent valuation or appraisal of the assets or liabilities of Berlitz, nor was BAS furnished with any such appraisals.

     In rendering its opinion, BAS assumed that the Offer and the Share Exchange would be consummated on the terms described in the Settlement Agreement and the draft Offer Documents reviewed by BAS. BAS also assumed that the definitive Offer Documents would not differ in any material respect from the drafts thereof reviewed by BAS. BAS was not requested to and did not solicit any expressions of interest from any other parties with respect to the acquisition of all or any part of Berlitz.

     As is customary in the rendering of fairness opinions, BAS based its opinion on economic, market and other conditions as in effect on, and the information made available to BAS as of, the date of its opinion. It was understood that, although subsequent developments may affect BAS' opinion, BAS does not have any obligation to update, revise or reaffirm its opinion.

     The following is a summary of the financial analyses that BAS utilized in preparing its opinion and presented to the Special Committee at its meeting on March 29, 2001. BAS has presented some of the summaries of financial analyses in tabular format. In order to understand the financial analyses used by BAS more fully, you should read the tables together with the related text. The tables alone do not constitute a complete description of BAS' financial analyses.

     BAS reviewed Berlitz's two business segments independently and developed per Share value reference ranges for each business, before applying Berlitz's net debt at book value per Share to the sum of these value reference ranges.

     Analysis of Selected Publicly Traded Companies. Using publicly available information, BAS compared certain financial data of Berlitz with the corresponding data for separate universes of selected publicly traded companies engaged in businesses that BAS judged to be similar to those of Berlitz's Language Services business and Berlitz's GlobalNET business, respectively.

     For Berlitz's Language Services business, these selected companies were:

     Educational Services Companies

         ITT Educational Services, Inc.
         Sylvan Learning Systems, Inc.

     Training Companies

         Canterbury Information Technology Inc.
         Learning Tree International Inc.
         New Horizons Worldwide, Inc.
         Provant Inc.
         Systems and Computer Technology Corp.

     For each selected company, BAS measured publicly available financial performance for the latest available twelve-month period, as well as financial projections by the equity analysts covering each selected company, where available. BAS selected a reference range of sales, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") as multiples of Enterprise Value, specifically:


             FINANCIAL PERFORMANCE
                   BENCHMARK          REFERENCE RANGE MULTIPLE
            ----------------------   -------------------------
                 (IN MILLIONS)

  Sales
  2000A            $ 376.3                0.90x -- 1.30x
  2001P            $ 386.7                0.80x -- 1.20x

  EBITDA
  2000A            $  39.9                 6.0x -- 9.0x
  2001P            $  43.5                 5.0x -- 7.0x

  EBIT
  2000A            $  13.9                 9.0x -- 12.0x
  2001P            $  15.1                 7.0x -- 13.0x


     BAS then applied these multiples to Berlitz's actual results for the fiscal year ended December 31, 2000 and to projected sales, EBITDA and EBIT for the fiscal year ending December 31, 2001 provided to BAS by the management of Berlitz to calculate the implied Debt Free Enterprise Value Ranges and Debt Free Enterprise Value Reference Ranges per Share set forth below:


                                                                  IMPLIED DEBT FREE ENTERPRISE
           FINANCIAL PERFORMANCE   IMPLIED DEBT FREE ENTERPRISE      VALUE REFERENCE RANGE
                 BENCHMARK             VALUE REFERENCE RANGE               PER SHARE
          ----------------------- ------------------------------ -----------------------------
               (IN MILLIONS)               (IN MILLIONS)

  Sales
  2000A           $ 376.3               $338.7 -- $489.2               $35.48 -- $51.25
  2001P           $ 386.7               $309.4 -- $464.1               $32.41 -- $48.61

  EBITDA
  2000A           $  38.9               $239.6 -- $359.4               $25.10 -- $37.65
  2001P           $  43.5               $217.6 -- $304.6               $22.79 -- $31.91

  EBIT
  2000A           $  13.9               $125.5 -- $167.3               $13.14 -- $17.53
  2001P           $  15.1               $105.5 -- $196.0               $11.06 -- $20.53

     For Berlitz's GlobalNET business, these selected companies were:

     Translation Companies

         Alpnet Inc.
         Lionbridge Technologies

     Staffing Companies

         Butler International Inc.
         CDI Corp.
         Charles River Associates, Inc.
         Comforce Corp.
         Hall Kinion & Associates
         kforce.com
         On Assignment Inc.
         RCM Technologies Inc.
         Watson Wyatt & Co. Holdings.

     For each selected company, BAS measured publicly available financial performance for the latest available twelve-month period, as well as financial projections by the equity analysts covering each selected company, where available. BAS selected a reference range of sales, EBITDA and EBIT as multiples of Enterprise Value, specifically:


             FINANCIAL PERFORMANCE
                   BENCHMARK          REFERENCE RANGE MULTIPLE
            ----------------------   -------------------------
                 (IN MILLIONS)

  Sales
  2000A            $ 103.9                0.30x -- 0.70x
  2001P            $ 121.3                0.25x -- 0.60x

  EBITDA
  2000A            $   6.5                 3.5x -- 6.5x
  2001P            $  10.5                 2.5x -- 5.0x

  EBIT
  2000A            $   1.6                 5.0x -- 8.0x
  2001P            $   3.8                 3.0x -- 6.0x


     BAS then applied these multiples to Berlitz's actual results for the fiscal year ended December 31, 2000 and to projected sales, EBITDA and EBIT for the fiscal year ending December 31, 2001 provided to BAS by the management of Berlitz to calculate the implied Debt Free Enterprise Value Reference Ranges and Debt Free Enterprise Value Reference Ranges per Share set forth below:


                                                                  IMPLIED DEBT FREE ENTERPRISE
           FINANCIAL PERFORMANCE   IMPLIED DEBT FREE ENTERPRISE      VALUE REFERENCE RANGE
                 BENCHMARK             VALUE REFERENCE RANGE               PER SHARE
          ----------------------- ------------------------------ -----------------------------
               (IN MILLIONS)               (IN MILLIONS)

  Sales
  2000A           $ 103.9                $31.2 -- $72.7                 $3.26 -- $7.62
  2001P           $ 121.3                $30.3 -- $72.8                 $3.18 -- $7.63

  EBITDA
  2000A           $   6.5                $22.9 -- $42.6                 $2.40 -- $4.46
  2001P           $  10.5                $26.3 -- $52.7                 $2.76 -- $5.52

  EBIT
  2000A           $   1.6                $ 8.2 -- $13.1                 $0.86 -- $1.37
  2001P           $   3.8                $11.3 -- $22.6                 $1.18 -- $2.37


     For purposes its analyses, BAS defined Enterprise Value as equity value plus total debt, minority interest and preferred stock, less cash and equivalents and implied Debt Free Enterprise Value as Enterprise Value before accounting for corporate net debt at book value of $173.6 million and Debt Free Enterprise Value per Share as Enterprise Value per Share before accounting for corporate net debt at book value of $18.18 per Share (based on 9.547 million Shares outstanding as disclosed in the Annual Report of Berlitz on Form 10-K for the fiscal year ended December 31, 2000).

     Although the selected companies were used for comparison purposes, none of such companies is directly comparable to Berlitz, Berlitz's Language Services business or Berlitz's GlobalNET business. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of these selected companies and other factors that could affect the public trading value of such selected companies or Berlitz to which they are being compared.

     Analysis of Selected Acquisitions. BAS analyzed publicly available financial information relating to selected acquisitions announced since January 1, 1996 and involving companies engaged in businesses that BAS judged to be similar to those of Berlitz's Language Services business and Berlitz's GlobalNET business, respectively.

     For Berlitz's Language Services business, BAS analyzed the following nine acquisitions:


 ANNOUNCEMENT DATE               ACQUIROR                            TARGET
------------------- ---------------------------------- ----------------------------------

      10/24/00           Career Education Corp.            Edutrek International, Inc.
      6/29/00       Boron, Lepore & Associates, Inc.            Armand Scott Inc.
      3/23/99                 Provant, Inc.             Project Management Services, Inc.
      12/10/98                  CBT Group                        Knowledge Well
       2/3/98         Sylvan Learning Systems, Inc.        Canter and Associates, Inc.
      8/22/97                 Apollo Group               College for Financial Planning
      7/23/97                    Berlitz                      ELS Educational Inc.
      4/17/97         Sylvan Learning Systems, Inc.            Educational Inroads
      10/4/96         Kohlberg Kravis Roberts & Co.     KinderCare Learning Centers Inc.


     Using publicly available information, BAS reviewed the consideration paid in the foregoing selected acquisitions and calculated the Enterprise Values of each target as a multiple of its Sales, EBITDA and EBIT, respectively, for the latest available twelve-month period. BAS selected a reference range of sales, EBITDA and EBIT as multiples of Enterprise Value, specifically:


                                        REFERENCE RANGE
ENTERPRISE VALUE, AS A MULTIPLE OF         MULTIPLE
------------------------------------   ----------------
  LTM Sales                             1.00x -- 1.30x
  LTM EBITDA                             5.5x --  8.0x
  LTM EBIT                               8.5x -- 11.0x

     BAS then applied these multiples to Berlitz's sales, EBITDA and EBIT for the fiscal year ended December 31, 2000 to calculate the implied Debt Free Enterprise Value Reference Ranges and Debt Free Enterprise Value Reference Ranges per Share set forth below:


                                                             IMPLIED DEBT FREE ENTERPRISE
  FINANCIAL PERFORMANCE     IMPLIED DEBT FREE ENTERPRISE        VALUE REFERENCE RANGE
        BENCHMARK               VALUE REFERENCE RANGE                 PER SHARE
------------------------   ------------------------------   -----------------------------
                                    (IN MILLIONS)                   (IN MILLIONS)
2000A Sales       $376.3         $376.3 -- $489.2                 $39.42 -- $51.25
2000A EBITDA       $39.9         $219.6 -- $319.5                 $23.01 -- $33.46
2000A EBIT         $13.9         $118.5 -- $153.4                 $12.41 -- $16.06

     For Berlitz's GlobalNET business, BAS analyzed the following 12 acquisitions:


 ANNOUNCEMENT DATE                 ACQUIROR                           TARGET
-------------------   ---------------------------------   -----------------------------

      6/16/00          COMSYS International Technology    Cotelligent IT Staffing Unit
      4/17/00                     Vedior NV                        Acsys, Inc.
       9/7/99                   Investor Group                 Metamor IT Services
       9/1/99                     Vedior NV                  Select Appointments PLC
      8/18/99                     Adecco SA                          Olsten
      3/11/99                TMP Worldwide, Inc.               LAI Worldwide, Inc.
      6/24/99                  CompuWare Corp.              Data Processing Resources
      3/25/99                  Interim Services                   Norrell Corp.
      8/18/98                   Staffmark Inc.                 Robert Walters PLC
      8/17/98                TMP Worldwide, Inc.                 Morgan & Banks
       6/9/98            Corporate Services Group PLC          Corestaff Services
       2/2/98              Romac International Inc.           Source Services Corp.


     Using publicly available information, BAS reviewed the consideration paid in the foregoing selected acquisitions and calculated the enterprise values of each target as a multiple of its Sales, EBITDA and EBIT, respectively, for the latest available twelve-month period. BAS selected a reference range of sales, EBITDA and EBIT as multiples of Enterprise Value, specifically:


ENTERPRISE VALUE, AS A MULTIPLE OF    REFERENCE RANGE MULTIPLE
------------------------------------ -------------------------
  LTM Sales                               0.60x -- 0.80x
  LTM EBITDA                               9.0x -- 13.0x
  LTM EBIT                                13.0x -- 17.0x


     BAS then applied these multiples to Berlitz's sales, EBITDA and EBIT for the fiscal year ended December 31, 2000 to calculate the implied Debt Free Enterprise Value Reference Ranges and Debt Free Enterprise Value Reference Ranges per Share set forth below:


                                                             IMPLIED DEBT FREE ENTERPRISE
  FINANCIAL PERFORMANCE     IMPLIED DEBT FREE ENTERPRISE        VALUE REFERENCE RANGE
        BENCHMARK               VALUE REFERENCE RANGE                 PER SHARE
------------------------   ------------------------------   -----------------------------
      (IN MILLIONS)                 (IN MILLIONS)
2000A Sales       $103.9          $62.3 -- $83.1                   $6.53 -- $8.70
2000A EBITDA        $6.5          $58.9 -- $85.1                   $6.17 -- $8.92
2000A EBIT          $1.6          $21.3 -- $27.9                   $2.23 -- $2.92

     Although the foregoing selected acquisitions were used for comparison purposes, none of these acquisitions is directly comparable to the Offer and the Share Exchange, and none of the companies in such transactions is directly comparable to either Berlitz, Berlitz's Language Services business or Berlitz's GlobalNET business. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Berlitz to which they are being compared.

     Discounted Cash Flow Analysis. BAS conducted discounted cash flow analyses to determine the implied Debt Free Enterprise Value Reference Ranges and implied Debt Free Enterprise Value Reference Range per Share for Berlitz's Language Services business and Berlitz's GlobalNET business based on the present value of that business's projected free cash flows. In conducting this analysis, BAS calculated the debt-free free cash flows that Berlitz's Language Services business and Berlitz's GlobalNET business were expected to generate during fiscal years 2001 through 2004 based upon various scenarios for each such business.

     For Berlitz's Language Services business, BAS analyzed four scenarios:

     o    Management projections

     o A sensitivity scenario reflecting sales growth consistent with management projections and operating and cash flow margins based on 2000 actual results

     o A second sensitivity scenario reflecting 2001 sales consistent with management projections, sales growth beyond 2001 based on historical sales growth rates and operating and cash flow margins based on 2000 actual results

     o A third sensitivity scenario reflecting 2% sales growth per year beyond 2001 and operating and cash flow margins based on 2000 actual results

     In performing its analysis with respect to each of these four scenarios, BAS applied a range of discount rates of 10.0% to 12.0% based on an estimated cost of capital for Berlitz's Language Services business and terminal values based on a range of terminal EBITDA multiples of 5.0 to 7.0 times.

     The four scenarios yielded the following results:


                                                                    IMPLIED DEBT FREE ENTERPRISE
                                   IMPLIED DEBT FREE ENTERPRISE        VALUE REFERENCE RANGE
            SCENARIO                   VALUE REFERENCE RANGE                 PER SHARE
-------------------------------   ------------------------------   -----------------------------
                                           (IN MILLIONS)

Management Case                         $305.5 -- $381.9                 $32.00 -- $40.00
Management Growth, 2000
 Margins                                $243.4 -- $300.7                 $25.50 -- $31.50
Historic Growth, 2000 Margins           $219.6 -- $267.3                 $23.00 -- $28.00
2% Growth, 2000 Margins                 $195.7 -- $238.7                 $20.50 -- $25.00

   For Berlitz's GlobalNET business, BAS analyzed three scenarios:

     o    Management projections

     o A sensitivity scenario reflecting management projections excluding the costs and benefits of the GlobalNET business' acquisition plan

     o A second sensitivity scenario reflecting the exclusion of the costs and benefits of the GlobalNET business' acquisition plan, 4% sales growth per year and operating and cash flow margins based on 2000 actual results

     In performing its analysis with respect to each of these three scenarios, BAS applied a range of discount rates of 9.0% to 11.0% based on an estimated cost of capital for the Language Services business and terminal values based on a range of terminal EBITDA multiples of 4.5 to 6.5 times.

     The three scenarios yielded the following results:


                                                                         IMPLIED DEBT FREE ENTERPRISE
                                        IMPLIED DEBT FREE ENTERPRISE        VALUE REFERENCE RANGE
              SCENARIO                      VALUE REFERENCE RANGE                 PER SHARE
------------------------------------   ------------------------------   -----------------------------
                                                (IN MILLIONS)

Management Case                               $62.1 -- $102.6                  $6.50 -- $10.75
Alternative Case / No Acquisitions            $43.0 -- $ 59.7                  $4.50 -- $ 6.25
Alternative Case / No
 Acquisitions, 4% Growth                      $11.9 -- $ 19.1                  $1.25 -- $ 2.00

     Based on the Analysis of Selected Publicly Traded Companies, the Analysis of Selected Acquisitions and the Discounted Cash Flow Analyses, BAS calculated the following Debt-Free Reference Ranges for each of Berlitz's Language Services business and Berlitz's GlobalNET business.


                                                            EQUITY VALUE REFERENCE RANGE
      SEGMENT          ENTERPRISE VALUE REFERENCE RANGE              PER SHARE
-------------------   ----------------------------------   -----------------------------
                                 (IN MILLIONS)

                                  LOW -- HIGH                       LOW -- HIGH
                      ----------------------------------   -----------------------------
Language Services             $219.6 -- $334.1                   $23.00 -- $35.00
GlobalNet                     $ 23.9 -- $ 43.0                   $ 2.50 -- $ 4.50

     BAS then applied Berlitz's net debt, at book value, to the sum of the reference ranges for the two business segments to produce an Equity Value Reference Range and an Equity Value per Share:


                                                                    EQUITY VALUE REFERENCE RANGE
                               ENTERPRISE VALUE REFERENCE RANGE              PER SHARE
                              ----------------------------------   -----------------------------
                                         (IN MILLIONS)

                                          LOW -- HIGH                       LOW -- HIGH
                              ----------------------------------   -----------------------------
Total Enterprise Value                $243.4 -- $377.1                   $25.50 -- $39.50
(Net Debt, at Book Value)          $(173.6) -- $(173.6)               $(18.18) -- $(18.18)
                              ----------------------------------   -----------------------------
Equity Value                          $ 69.8 -- $203.5                   $ 7.32 -- $21.32

     Stock Trading History. BAS reviewed the historical market prices and trading volumes of Berlitz stock from December 28, 1999 to December 27, 2000 (the last trading day prior to the Benesse Group's December 28, 2000 proposal to acquire all the Shares of Berlitz). The stock trading review indicated that for the one year period prior to announcement the high and low prices of Berlitz stock were $18.50 and $5.88, respectively, and that the average daily trading volume of Berlitz's Shares traded was approximately 5,855 Shares. BAS also reviewed the following Berlitz closing stock price averages over the following periods prior to December 28, 2000:


                    TRADING PERIOD      AVERAGE PRICE
                    ----------------   --------------
                      One Month           $  7.87
                      Two Months             7.40
                      Three Months           7.68
                      Six Months             8.68
                      One Year              11.43


     Analysis of Selected Premiums Paid. BAS reviewed 143 completed transactions in which a majority stockholder owning between 50.1% and 89.9% of a publicly-traded company purchased the remaining equity interest in the subject company for cash and announced between 1990 and 2001 and 63 completed transactions in which a majority stockholder owning between 50.1% and 89.9% of a publicly-traded company purchased the remaining equity interest in the subject company for cash and announced between 1997 and 2001. BAS also reviewed 436 completed transactions announced between 1999 and 2001 in which a third party paid cash (with a minimum transaction value of $10.0 million) for an equity interest in a publicly-traded company. With respect to these transactions, BAS analyzed the percentage premium of stock price paid above closing stock price one trading day and four weeks prior to the announcement of the transaction. This analysis indicated the following average premiums paid for such transactions:


                                     PERCENTAGE PREMIUM PAID
                                     -----------------------
TRANSACTION TYPE                      ONE DAY     FOUR WEEKS
----------------                     ---------   -----------
  Cash Buy-Ins (Since 1990)             28.0%        33.9%
  Cash Buy-Ins (Since 1997)             31.9%        39.6%
  Cash Acquisitions (Since 1999)        33.4%        47.1%


     The corresponding premiums implied by the terms of the Offer and the Share Exchange one trading day and four weeks prior to the announcement by Parent of its proposal to acquire all the Shares of Berlitz are set forth in the following table:


                                     IMPLIED EQUITY VALUE PER SHARE
                                     ------------------------------
TRANSACTION TYPE                       ONE DAY          FOUR WEEKS
----------------                     -----------       -----------
  Cash Buy-In (Since 1990)             $ 10.24           $  9.55
  Cash Buy-In (Since 1997)             $ 10.55           $  9.95
  Cash Acquisitions (Since 1999)       $ 10.67           $ 10.49


     Analysis of Debt Discount. BAS reviewed the terms of Berlitz's outstanding debt obligations including convertible debt obligations and minority interest in Berlitz Japan. BAS determined that the current value of Berlitz's debt obligations should be discounted by $0.0 -- $35.6 million or $0.0 -- $3.73 per Share.

     Based on the above analyses, BAS developed a Reference Range for the Equity Value per Share of between $10.00 and $20.00.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. BAS did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, BAS believes, and has advised the Special Committee, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, BAS made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Berlitz. These analyses performed by BAS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and none of Berlitz, BAS or any other person assumes responsibility if future results are materially different from those projected. As mentioned above, the analyses supplied by BAS and its opinion were among the factors taken into consideration by the Special Committee in making its decision to recommend the Offer and the Share Exchange and should not be considered as determinative of such decision.

     BAS was selected by the Special Committee as its financial advisor, and to render an opinion to the Special Committee, because BAS is a nationally recognized investment banking firm and because, as part of its investment banking business, BAS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. BAS is providing financial advisory services to the Special Committee for which it will receive a fee, a significant portion of which is contingent upon the earliest to occur of the Offer and the Share Exchange or the delivery of its opinion. In the past, BAS or its affiliates have provided financial advisory and financing services to Berlitz and has received customary fees for rendering such services. Bank of America, an affiliate of BAS, is the agent for a $25 million revolving credit facility for Berlitz. In addition, in the ordinary course of its business, BAS and its affiliates are engaged in a broad range of securities activities and financial services, including trading or otherwise effecting transactions in equity securities of Berlitz or Parent for their own account and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities.

     Pursuant to a letter agreement, Berlitz has agreed to pay certain fees to BAS for its financial advisory services provided in connection with the transaction. BAS received a retainer fee of $250,000. BAS is also entitled to an additional fee of $900,000 upon the earlier of the consummation of the Offer and the Share Exchange or the delivery of its opinion. Regardless of whether a transaction is proposed or completed, Berlitz has agreed to reimburse BAS, immediately upon BAS' request, for all reasonable out-of-pocket expenses, including reasonable fees and disbursements of BAS' counsel, and has agreed to indemnify BAS against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with BAS, which are customary in transactions of this nature, were negotiated at arm's length between the Special Committee and BAS.

 Presentation of Morgan Stanley Japan to a Representative of the Parent Board

     Parent engaged Morgan Stanley Japan to act as its financial advisor in connection with the possible acquisition by Purchaser of the Shares that are not already owned by Purchaser, Parent and Mr. Fukutake. The Benesse Group engaged Morgan Stanley Japan as financial advisor to Parent and Morgan Stanley Japan did not act as adviser to, or agent of, any other person in connection with the Offer or the Share Exchange.

     On December 27, 2000, Morgan Stanley Japan reviewed with a representative of the Parent Board a preliminary valuation analysis of Berlitz. The following is a summary of the material financial and comparative analyses performed by Morgan Stanley Japan in connection with its preliminary valuation analysis presented to a representative of the Parent Board on December 27, 2000. The objective of the preliminary valuation analysis was to provide the Parent Board with a valuation basis for discussion of the fair value of Berlitz and does not represent a fairness opinion on a potential or contemplated transaction.

     In preparing the preliminary valuation analysis, Morgan Stanley Japan, among other things:

     o Reviewed certain publicly available financial statements and other information of Berlitz;

     o Reviewed certain internal financial statements and other financial and operating data concerning Berlitz prepared by the management of Berlitz;

     o Reviewed certain financial projections prepared by the management of Berlitz;

     o Discussed the past and current operations and financial condition and the prospects of Berlitz with senior executives of Berlitz and Parent;

     o    Reviewed the reported prices and trading activity for the Shares;

     o Compared the financial performance of Berlitz with that of certain other comparable publicly traded companies;

     o Reviewed the financial terms, to the extent publicly available, of certain comparable transactions; and

     o Performed such other analyses and considered such other factors as it deemed appropriate.

     At Parent's request, no legal or accounting due diligence on Berlitz was performed by Morgan Stanley Japan, nor were any legal or accounting advisors retained for this purpose.

     In preparing the preliminary valuation analysis, Morgan Stanley Japan assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purposes of the presentation. With respect to the financial projections, Morgan Stanley Japan assumed that such information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Berlitz. Morgan Stanley Japan did not make an independent valuation or appraisal of the assets or liabilities of Berlitz, nor was Morgan Stanley Japan provided with any such valuation or appraisal. Morgan Stanley Japan did not review the tax or accounting treatment of any transaction and its analyses do not cover such tax or accounting treatment, nor does it assume any particular tax or accounting treatment. Morgan Stanley Japan's analyses were based on financial, economic, market and other conditions prevailing as of December 27, 2000.

     Precedent Transactions Analysis. Morgan Stanley Japan compared certain financial and ownership information of Berlitz with the same information with respect to 90 "going private" transactions announced between January 1, 1992 and December 22, 2000 that Morgan Stanley Japan believed to be appropriate for comparison. The financial information compared, for each target, included the premium of the price per Share paid in the acquisition over the price per Share of the target one month prior to the announcement of the acquisition and the approximate aggregate dollar value of each transaction. The ownership information compared was the initial ownership percentage of the acquiror prior to the "going private" transaction.

   Morgan Stanley Japan observed the following for these transactions:

          PREMIUM TO THE STOCK PRICE ONE MONTH PRIOR TO ANNOUNCEMENT


                                 1992         1993         1994        1995
                             ----------- ------------- ----------- -----------

Median (All
 Transactions) .............     18.00%       (3.00)%      19.51%      36.60%
Mean (All
 Transactions) .............     18.23         2.02        22.08       35.23
Median(All Cash
 Transactions) .............      7.80         4.53        23.71       36.60
Mean (All Cash
 Transactions) .............      7.80         4.53        28.76       35.23
Median(All Cash
 Transactions Less
 than $300 Million).........      7.80         4.53        29.86       44.63
Mean (All Cash
 Transactions Less
 than $300 Million).........      7.80         4.53        33.45       40.40
Median (All Cash
 Transactions Less
 than $300 Million;
 Initial Ownership less
 than 90% but greater
 than 75%) .................      7.80        15.00        23.89       28.57
Mean (All Cash
 Transactions Less
 than $300 Million;
 Initial Ownership less
 than 90% but greater
 than 75%) .................      7.80        15.00        32.67       28.57




                                 1996        1997        1998        1999        2000
                             ----------- ----------- ----------- ----------- -----------

Median (All
 Transactions) ............. 13.09%          27.31%      33.00%      25.58%      16.56%
Mean (All
 Transactions) ............. 13.09           25.72       34.91       36.31       24.14
Median(All Cash
 Transactions) ............. 11.19           28.48       33.00       26.79       31.16
Mean (All Cash
 Transactions) ............. 11.19           32.40       34.23       44.02       31.42
Median(All Cash
 Transactions Less
 than $300 Million)......... 11.19           36.78       27.57       27.13       27.87
Mean (All Cash
 Transactions Less
 than $300 Million)......... 11.19           40.14       34.49       39.74       29.64
Median (All Cash
 Transactions Less
 than $300 Million;
 Initial Ownership less
 than 90% but greater
 than 75%) ................. N/A             27.62       33.00       80.85       16.56
Mean (All Cash
 Transactions Less
 than $300 Million;
 Initial Ownership less
 than 90% but greater
 than 75%) ................. N/A             27.62       34.81       79.02       16.56

     Morgan Stanley Japan noted that the representative premiums of transaction price to public market price in the precedent "going private" transactions ranged from 20% to 50%. Consequently, Morgan Stanley Japan determined that the "going private" premium analysis implied a range for the Shares of $9.75 to $12.19, based on a public market trading price of $8.125 for the Shares on December 22, 2000.

     Comparable Public Companies Analysis. Using publicly available information, Morgan Stanley Japan compared certain financial and other information for Berlitz with the corresponding financial and other information for the following companies with lines of business believed to be generally comparable to Berlitz:

     o    Career Education Corporation

     o    Corinthian Colleges, Inc.

     o    ITT Educational Services, Inc.

     o    Lionbridge Technologies, Inc.

     o    Strayer Education, Inc.

     o    Sylvan Learning Systems, Inc.

     The financial information compared included current per Share stock price, price as percentage of the previous 52-weeks' high sales price, average 1 year trading volume, equity value, aggregate value, the ratio of price to earnings per Share for the last 12 months, the ratio of market equity to last 12 months' net income plus depreciation and amortization and book equity and the ratio of aggregate value to last 12 months of each of (1) EBIT, which is earnings before interest and taxes, (2) EBITA, which is earnings before interest, taxes and amortization, (3)

EBITDA, which is earnings before interest, taxes, depreciation and amortization,
(4) EBITDA less capital expenditures and (5) sales, and estimates of long-term growth of earnings per Share.

     Morgan Stanley Japan calculated the enterprise value, defined as the total market value of equity on a diluted basis plus the estimated market value of debt and minority interest minus cash, of Berlitz and each of the comparable companies as a multiple of its respective last 12 months' EBITDA. Morgan Stanley Japan also calculated the enterprise value of Berlitz and each comparable company as a multiple of EBITDA less capital expenditures.

     This data provided an implied range as summarized below:


                                             COMPARABLE COMPANY      IMPLIED PER SHARE     MEDIAN IMPLIED PER
                                               MULTIPLE RANGE       EQUITY VALUE RANGE     SHARE EQUITY VALUE
                                            --------------------   --------------------   -------------------
EBITDA ..................................       5.0x - 6.0x            $9.56 - $14.49           $ 12.03
EBITDA less capital expenditure .........       8.0x - 10.0x           $8.28 - $14.12           $ 11.20

     Discounted Cash Flow Analysis. Morgan Stanley Japan performed a discounted cash flow analysis to calculate the present value of the stand-alone unlevered free cash flows that Berlitz would generate from January 1, 2000 through December 31, 2004, assuming that Berlitz's operating performance would be as reflected in a sensitivity case to the estimates and projections of Berlitz's management as to the potential future financial performance of Berlitz, as adjusted by Morgan Stanley Japan after consultation with Berlitz's management.

     Morgan Stanley Japan discounted the estimated unlevered free cash flows provided by the model using discount rates ranging from 9.0% to 10.0%. Morgan Stanley Japan calculated terminal values based on multiples ranging from 4 to 5 times EBITDA, and then discounted these terminal values. The implied range of values calculated by Morgan Stanley Japan for the Shares derived from the discounted cash flow analysis ranged from approximately $9.47 to $15.99 per Share.

     Historical Stock Price Analysis. Morgan Stanley Japan also reviewed the closing prices and trading volumes of the Shares for various periods ending December 22, 2000, and observed that the average closing price per Share was as follows:


PERIOD                                                   AVERAGE CLOSING PRICE
------                                                   ---------------------
One year ending December 22, 2000 .....................        $ 11.50
6 months ending December 22, 2000 .....................        $  8.72
3 months ending December 22, 2000 .....................        $  7.68
One month ending December 22, 2000 ....................        $  7.73
One week ending December 22, 2000 .....................        $  8.09

     The preceding discussion is a summary of the material financial analyses performed by Morgan Stanley Japan in connection with its preliminary valuation analysis presented to the Parent Board, but it does not purport to be a complete description of the analyses performed by Morgan Stanley Japan or of its presentation to the Parent Board The preparation of financial analyses is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. Morgan Stanley Japan made no attempt to assign specific weights to particular analyses or factors considered, but, rather, made qualitative judgments as to the significance and relevance of all the analyses and factors considered. Accordingly, Morgan Stanley Japan believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Morgan Stanley Japan, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Morgan Stanley Japan.

     With regard to the precedent transactions analysis and the comparable companies analysis summarized above, Morgan Stanley Japan selected such precedent transactions and such comparable public companies on the basis of various factors; however, no transaction or company utilized as a comparison in these analyses summarized above is identical to Berlitz or Parent. As a result, these analyses are not purely mathematical, but also take into account significant differences in financial, operating and other characteristics of the transactions and the subject companies and other factors that could affect the public trading value of the subject companies to which Berlitz is being compared.

     In its analyses, Morgan Stanley Japan made numerous assumptions with respect to Berlitz, industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Berlitz. Any estimates contained in Morgan Stanley Japan's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Berlitz, the Benesse Group, Morgan Stanley Japan or any other person assumes responsibility if future results or actual values differ materially from the estimates.

     Morgan Stanley Japan's analyses were prepared solely as part of its presentation to a representative of the Parent Board in respect of the pricing analysis for the Offer. Morgan Stanley Japan's analyses were only one of the factors taken into consideration by the Parent Board in forming its view that the consideration to be received by the shareholders of Berlitz in the Offer and the Share Exchange is fair to such shareholders. Morgan Stanley Japan was not asked to, and did not express any opinion as to the fairness of the consideration to be paid by Purchaser in the Offer and the Share Exchange. Morgan Stanley Japan's analyses are not intended to and do not constitute a recommendation to any holder of the Shares as to whether any such holder should tender the Shares in the Offer or, if applicable, take any action in connection with the Share Exchange.

     Parent retained Morgan Stanley Japan based upon its experience and expertise. Morgan Stanley Japan is an internationally recognized investment banking and advisory firm. Morgan Stanley Japan, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Morgan Stanley Japan is a full service securities firm engaged in securities trading and brokerage activities, financing and financial advisory services in addition to its investment banking activities. In the ordinary course of its trading, brokerage, and financing activities, Morgan Stanley Japan or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Berlitz, Parent, Purchaser or their affiliates. Affiliates of Morgan Stanley Japan have from time to time rendered investment banking and financial advisory services to Parent, including helping to underwrite an offering of Parent's common stock dated February 22, 2000, for which they have received customary compensation.

     Pursuant to Morgan Stanley Japan's engagement letter, Parent agreed to pay Morgan Stanley Japan a customary fee in connection with its services. In addition, Parent also has agreed to reimburse Morgan Stanley Japan for its reasonable travel and other expenses incurred in connection with its engagement and to indemnify Morgan Stanley Japan and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, and expenses relating to or arising out of its engagement.

     A copy of Morgan Stanley Japan's presentation of the foregoing analysis to a representative of the Parent Board on December 27, 2000 is included as Exhibit
(c)(3) to the Schedule TO and the foregoing summary is qualified by reference to that exhibit. A copy of Morgan Stanley Japan's presentation will be made available for inspection and copying at the principal offices of Berlitz during regular business hours.

VI.  Interests of Certain Persons

     In considering the recommendations of the Special Committee with respect to the Offer and the Share Exchange and the fairness of the consideration to be received in the Offer and the Share Exchange, shareholders should be aware that certain directors and officers of Parent and Purchaser own Shares and certain directors and officers of Berlitz own Parent shares. Shareholders also should be aware that the Benesse Group has certain interests that present actual or potential conflicts of interest in connection with the Offer and the Share Exchange. As a result of the Benesse Group's current ownership of approximately 75.6% of the outstanding Shares, the Benesse Group may be deemed to control Berlitz. The Special Committee was aware of these actual and potential conflicts of interest and considered them along with other matters.

     Directors and Officers. Berlitz has advised the Benesse Group that, to the best of its knowledge after reasonable inquiry, all of Berlitz's executive officers and directors (with the exception of Mr. Fukutake and three officers who have not been involved with or aware of the negotiations and deliberations relating to the Offer and who have indicated that they have not yet made a decision regarding the Offer) intend to tender all Shares that they own of record or beneficially in the Offer (other than Shares that they have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Exchange Act). None of Berlitz's executive officers and directors has entered into an agreement with the Benesse Group obliging such person to tender Shares in the Offer.

     A number of directors, employees and former employees currently hold and may continue to hold options to purchase Shares following the Share Exchange. Certain other individuals have the right to receive Shares under a stock purchase agreement whereby Berlitz acquired all of the shares of Multilingual Technologies Limited, a company organized under the laws of England and Wales. Parent and Purchaser are reviewing these options and these rights, but have reached no decision regarding whether or on what terms they would be willing to seek to acquire these options and rights. In addition, Mr. Fukutake has the right to receive a number of Shares in lieu of his participation in the 1999 Long Term Incentive Plan.

     Ownership of Shares By the Benesse Group. The following table sets forth, as of March 28, 2001, information concerning the beneficial ownership of Shares for (i) each member of the Benesse Group and (ii) the directors and executive officers of Parent and Purchaser. Unless otherwise indicated, all such Shares are owned directly, and the indicated person or entity has sole voting and investment power.


                                                                               NUMBER OF SHARES            PERCENT OF ALL
NAME                                                                          BENEFICIALLY OWNED             SHARES (4)
--------------------------------------------------------------------   --------------------------------   ---------------
Benesse Corporation ................................................               8,877,283 (1)(2)(3)          79.2%(4)
Benesse Holdings International, Inc. ...............................               8,877,283 (2)(3)             79.2%(4)
Soichiro Fukutake+ .................................................               8,934,533 (1)(2)(5)          79.3%(4)
Mitsuo Yamazaki ....................................................                       0                       0
Makoto Sato ........................................................                       0                       0
Takeshige Hirayama .................................................                       0                       0
Kenjiro Kaneshiro ..................................................                       0                       0
Shigemi Asano ......................................................                       0                       0
Kazuo Yamakawa .....................................................                       0                       0
Yoji Shiraishi .....................................................                       0                       0
Nobuya Kashihara ...................................................                       0                       0
Tamotsu Fukushima ..................................................                       0                       0
Kimiko Kunimasa ....................................................                       0                       0
Hiroaki Kawamura ...................................................                       0                       0
Hiroshi Kitada+ ....................................................                       0                       0
James R. Kahl+ .....................................................                       0                       0
Ryoichi Tanaka+ ....................................................                       0                       0
Naoto Sugiyama .....................................................                       0                       0
Hiroyuki Yagi ......................................................                       0                       0
All directors and executive officers of the Benesse Group as a group
 (17 persons) ......................................................               8,934,533 (1)(2)(5)          79.3%(4)

---------
 +    Berlitz director or executive officer

(1) Includes 6,972,138 Shares directly owned by Purchaser. As a result of Parent's ownership interest in Purchaser, Parent and Purchaser may be deemed to share dispositive and voting control over the Shares directly owned by Purchaser.

(2) Includes 1,664,145 Shares which would be issuable upon conversion of the $55 million convertible debentures due 2011 directly owned by Purchaser (the "Conversion Shares"). As a result of Parent's ownership interest in Purchaser, Parent and Purchaser may be deemed to share dispositive and voting control over the Conversion Shares that Purchaser has an immediate right to acquire.

(3) Includes 13,200 Shares owned by Parent and 227,800 Shares owned by Mr. Fukutake which will be contributed to Purchaser prior to the Share Exchange pursuant to pre-agreed oral arrangements with Purchaser. See
      Section 9.

(4) Percentages assume conversion of the $55 million convertible debentures due 2011 held by Purchaser but does not assume conversion of any and all convertible debentures held by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

(5) Includes 227,800 Shares directly owned by Mr. Fukutake, 50,750 Shares issuable upon exercise of currently exercisable stock options held by Mr. Fukutake and 6,500 Shares awarded to Mr. Fukutake in 1999 in lieu of his participation in Berlitz's 1999 Long Term Incentive Plan, which Shares have not yet been issued. Mr. Fukutake is the President, a Representative Director and the principal shareholder of Parent. Consequently, he may be deemed to control Parent (and through Parent, Purchaser) and beneficially own the Shares directly owned by Parent and Purchaser. As a result, he may be deemed to share dispositive and voting control over the Shares directly owned by Parent and Purchaser.

     Ownership of Shares By Berlitz Directors and Officers. The following table sets forth information concerning the beneficial ownership of outstanding Shares for each director and executive officer of Berlitz not listed in the preceding chart, as reported to the Benesse Group after inquiry to Berlitz. Unless otherwise indicated, all such Shares are owned directly, and the indicated person or entity has sole voting and investment power. Because the exercise price on all outstanding options and the conversion price of the convertible debentures are significantly higher than the Offer price, options and convertible debentures are not included in the following list.


                                NUMBER OF SHARES
NAME                           BENEFICIALLY OWNED     PERCENT OF ALL SHARES (2)
---------------------------   --------------------   --------------------------
Laurence Berg .............               0                      0
Takuro Isoda ..............               0                      0
James Lewis ...............           1,200                      *
Edward G. Nelson ..........           1,500(1)                   *
Robert L. Purdum ..........           2,000                      *
Antony Ressler ............               0                      0
Jose Alvarino .............           6,187                      *
Mark Harris ...............             397                      *
Susumu Kojima .............               0                      0
Ellen Adler ...............             495                      *
Frank Garton ..............           6,500                      *
Brian Kelly ...............               0                      0
Ronald Stark ..............               0                      0
Paul H. Weinstein .........             100                      *
Wolfgang Wiedeler .........           5,115                      *

---------
*     Less than 1%.

(1) An additional 1,000 Shares, for which Mr. Nelson has disclaimed ownership, are owned by Mr. Nelson's wife.

(2) The aggregate percentage of outstanding Shares owned by all directors and executive officers of Berlitz other than Mr. Fukutake is less than 1%.

                        THE OFFER AND THE SHARE EXCHANGE

1.   TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on May 3, 2001, unless Purchaser extends the period of time for which the initial offering period of the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

     Upon the terms and subject to the conditions of the Offer, Purchaser will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the Expiration Date, including such Shares tendered by officers and directors of Berlitz (excluding Mr. Fukutake). If, at the Expiration Date the conditions to the Offer described in Section 12 have not been satisfied or earlier waived (with respect to conditions which the Purchaser can waive), then Purchaser may, in its sole discretion, extend the Expiration Date for a period or periods of time, by giving oral or written notice of the extension to the Depositary and by publicly announcing the new Expiration Date. In addition, in the event that a majority of the Shares which Purchaser is offering to purchase (i.e., the Shares not owned by the Benesse Group) have been validly tendered and not withdrawn at the initial expiration of the Offer, but the Minimum Tender Condition has not been satisfied, then Purchaser will extend the initial offering period for at least five (5) business days. During any extension of the offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the tendering shareholder's right to withdraw. See Section 4.

     Subject to the applicable rules and regulations of the SEC, Purchaser also reserves the right, in its sole discretion, at any time or from time to time, to
(a) waive any condition (other than the Minimum Tender Condition), (b) extend the Offer if the conditions thereto have not been met on the Expiration Date or provide a subsequent offering period if Shares have been accepted pursuant to the Offer, (c) amend the Offer as may be required by the SEC, or (d) otherwise amend the Offer in any respect, but only to the extent that the Special Committee has confirmed in writing that such amendment would not result in a revocation of the Special Committee's recommendation of the Offer, in each case, by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof.

     Purchaser acknowledges that the SEC believes that (a) if Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares, and (b) circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 13e-3(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make a public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service (or such other national media outlet as it deems prudent).

     If Purchaser makes a material change in the terms of the Offer, or if Purchaser waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional Offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of the price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Purchaser will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Consummation of the Offer is subject to the conditions set forth in Section
12. Purchaser reserves the right, in accordance with applicable rules and regulations of the SEC, to waive any or all of those conditions, other than the Minimum Tender Condition. If, by the Expiration Date, any or all of those conditions have not been satisfied, Purchaser may, in the exercise of its good faith judgment, elect to:

     o extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer;

     o waive all of the unsatisfied conditions (other than the Minimum Tender Condition) and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or

     o terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering Berlitz shareholders.

     In the event that Purchaser waives any condition set forth in Section 12, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the Berlitz shareholders, require that the Offer remain open for an additional period of time or that Purchaser disseminate information concerning such waiver.

     Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three business days to 20 business days in length, beginning after Purchaser purchases Shares tendered in the Offer, during which shareholders may tender, but not withdraw, their Shares and receive the Offer Price.

     Purchaser may or may not provide a Subsequent Offering Period following Purchaser's acceptance for payment of Shares in the Offer. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered prior to the Expiration Date and accepted for payment. During any potential Subsequent Offering Period, Purchaser will promptly purchase and pay for all Shares tendered at the same price paid in the Offer. If Purchaser elects to provide a Subsequent Offering Period, Purchaser will publicly announce such Subsequent Offering Period. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. Subject to applicable law (including Rules 13e-3(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make a public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service (or such other national media outlet as it deems prudent).

     Berlitz has provided Purchaser with its shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Purchaser will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, that are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

2.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date (as permitted by Section 4) promptly after the Expiration Date provided that all of the conditions to the Offer set forth in Section

12 have been satisfied or waived. In addition, subject to applicable rules of the SEC, Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any governmental approvals which may be required. See Section 13. In no event shall Purchaser extend the Offer beyond July 4, 2001.

     In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Berlitz Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer, and (c) any other documents that the Letter of Transmittal requires.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment and purchased Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Berlitz shareholders for the purpose of receiving payment from Purchaser and transmitting payment to Berlitz shareholders who validly tender Shares.

     Under no circumstances will Purchaser pay interest on the purchase price for Shares except as may be required by applicable law.

     If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if a shareholder submits Berlitz Certificates representing more Shares than it wishes to tender, Purchaser will return the Berlitz Certificates representing unpurchased or untendered Shares, without expense to such shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, Purchaser increases the price offered to holders of Shares in the Offer, Purchaser will pay the increased price to all holders of Shares that Purchaser purchases in the Offer, whether or not the Shares were tendered before the increase in price.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice a shareholder's rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.   PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     Valid Tender of Shares. Except as set forth below, in order for a shareholder to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either
(a) the shareholder must deliver Berlitz Certificates representing tendered Shares to the Depositary or the shareholder must cause his Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) the shareholder must comply with the guaranteed delivery procedures set forth below.

     The method of delivery of Berlitz Certificates, the Letter of Transmittal and all other required documents is at the shareholder's option and sole risk, and delivery will be considered made only when the Depositary actually receives the Berlitz Certificates. If delivery is by mail, Purchaser recommends using registered mail with return receipt requested, properly insured. In all cases, the shareholder should allow sufficient time to ensure timely delivery.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile thereof), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or the shareholder must comply with the guaranteed delivery procedure set forth below.

     Delivery of documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary.

     Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the Berlitz Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Berlitz Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Berlitz Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Berlitz Certificates, with the signatures on the Berlitz Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Berlitz Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile) must accompany each delivery of Berlitz Certificates.

     Guaranteed Delivery. If a shareholder wants to tender Shares in the Offer and his Berlitz Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, his Shares may nevertheless be tendered if the shareholder complies with all of the following guaranteed delivery procedures:

     o    the shareholder's tender is made by or through an Eligible
          Institution;

     o the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, on or before the Expiration Date; and

     o the Depositary receives the Berlitz Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery, a trading day being defined as any day the NYSE is open for business.

     A shareholder may deliver the Notice of Guaranteed Delivery by hand or mail or by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery and a representation that the shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act.

     Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Berlitz Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when the Depositary receives Berlitz Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at a Book-Entry Transfer Facility.

     Backup U.S. Federal Income Tax Withholding. Under the backup U.S. federal income tax withholding laws applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those shareholders pursuant to the Offer or the Share Exchange. To prevent backup U.S. federal income tax withholding, a shareholder must provide the Depositary with his correct taxpayer identification number and certify that he is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Non-U.S. holders must submit a completed Form W-8 BEN to qualify as an exempt recipient. These forms may be obtained from the Depositary. See Instruction 9 of the Letter of Transmittal.

     Appointment as Proxy. By executing the Letter of Transmittal, a shareholder irrevocably appoints Purchaser's designees, and each of them, as his agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of his rights with respect to the Shares that the shareholder tenders and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Purchaser accepts a shareholder's Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by the shareholder with respect to his Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by the shareholder (and, if given, will not be deemed effective). Purchaser's designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all of a shareholder's voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Berlitz shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of Berlitz shareholders.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than the Minimum Tender Condition) or any defect or irregularity in any tender of Shares of any particular Berlitz shareholder, whether or not similar defects or irregularities are waived in the case of other Berlitz shareholders.

     No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Purchaser. None of Parent, Purchaser, Mr. Fukutake or any of their affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other individual or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Purchaser and the shareholder upon the terms and subject to the conditions of the Offer.

4.   WITHDRAWAL RIGHTS

     Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. A shareholder may withdraw Shares that he has previously tendered in the Offer at any time on or before the Expiration Date, and, unless theretofore accepted for payment as provided herein, a shareholder may also withdraw Shares at any time after June 4, 2001. If Purchaser has purchased the Shares tendered in the initial offering period and elects to provide a Subsequent Offering Period, Purchaser will accept Shares tendered during that period immediately and, accordingly, once tendered such Shares cannot be withdrawn.

     If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser's rights set forth in this document, the Depositary may, nevertheless, on Purchaser's behalf, retain Shares that a shareholder has tendered, and the shareholder may not withdraw his Shares, except to the extent that such shareholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for a shareholder's withdrawal to be effective, the shareholder must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the shareholder's name, the number of Shares that he wants to withdraw, and (if Berlitz Certificates have been tendered) the name of the registered holder of the Shares as shown on the Berlitz Certificates if different from the shareholder's name. If Berlitz Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Berlitz Certificates, the shareholder must submit the serial numbers shown on the particular Berlitz Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. A shareholder may not rescind a withdrawal of Shares. Any Shares that a shareholder withdraws will be considered not validly tendered for purposes of the Offer, but the shareholder may tender his Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser, Mr. Fukutake, Berlitz or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other individual or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.   PRICE RANGE OF THE SHARES; DIVIDENDS

     Shares are traded on the NYSE under the symbol "BTZ". The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the NYSE, as reported in Berlitz's Form 10-K for the fiscal year 2000, and as reported during the current fiscal year by published financial sources. Berlitz paid no cash dividends on the Shares during the fiscal years 1999 and 2000.

                          BERLITZ INTERNATIONAL, INC.


                                                        HIGH            LOW
                                                    ------------   ------------
Fiscal 1999 .....................................
First Quarter ...................................         $29          $22.5
Second Quarter ..................................     22.9375        17.8125
Third Quarter ...................................     21.0625             18
Fourth Quarter ..................................      21.125        16.4375
Fiscal 2000 .....................................

First Quarter ...................................       $18.5       $15.1875
Second Quarter ..................................      13.375              8
Third Quarter ...................................     10.5625         7.8125
Fourth Quarter ..................................         8.5          5.875
Fiscal 2001 .....................................

First Quarter ...................................       13.30          12.50

     The average of the closing prices on the NYSE for the Shares over the last 20 full days of trading before the Benesse Group publicly announced the proposal on December 29, 2000 to acquire Berlitz was $7.9856 per Share. On December 27, 2000, the day prior to the day Parent delivered its proposal letter to Berlitz, the reported closing price on the NYSE for the Shares was $8.00 per Share. On April 4, 2001, the last full day of trading prior to the public announcement of the Special Committee's intent to recommend the Offer, the reported closing price on the NYSE for the Shares was $13.26 per Share.

     Shareholders are urged to obtain current market quotations for the Shares.

6. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

     If, pursuant to the Offer, Purchaser acquires such number of Shares that, when aggregated with the Shares the Benesse Group already beneficially owns, represents at least 90% of the outstanding Shares, Purchaser will complete the Share Exchange as soon as possible thereafter and, pursuant to the Plan, will acquire all of the outstanding Shares which were not purchased in the Offer immediately upon the expiration of the required notice period, provided such actions are not prohibited by law or legal process, in accordance with New York law, without a vote of the Board of Directors or shareholders of Berlitz. Berlitz shareholders who had not previously tendered their Shares will receive the same price per Share upon completion of the Share Exchange. Until a share exchange is completed, Purchaser's purchase of Shares pursuant to the Offer could have the following effects.

     The Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares.

     Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of holders of round lots of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 for the last twelve months);
(ii) the number of publicly held Shares (exclusive of holdings of the Benesse Group and any subsidiaries or affiliates of the Benesse Group and of officers or directors of Berlitz or their immediate families or other concentrated holdings of 10% or more ("Excluded Holdings")) falls below 600,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares is discontinued, the market for Shares could be adversely affected. Parent and Purchaser will not take any action to cause Berlitz to delist the Shares until such time as the Share Exchange is completed.

     If the NYSE were to delist the Shares, it is possible that Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other sources. The extent of the public market for Shares and the availability of such quotations would, however, depend upon such factors as the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of Shares or whether it would cause future market prices to be higher or lower than the Offer Price.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Berlitz to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Berlitz is required to furnish to its shareholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to Berlitz. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Berlitz. In addition, the ability of "affiliates" of Berlitz and persons holding "restricted securities" of Berlitz to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on a national securities exchange or quotation on The Nasdaq Stock Market. Purchaser believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act.

     Prior to the consummation of the Share Exchange, the Benesse Group will not take any action to cause Berlitz to terminate the registration of the Shares under the Exchange Act. Following consummation of the Share Exchange, the Benesse Group will seek to cause Berlitz to terminate both (i) quotation of the Shares on the NYSE and (ii) registration of the Shares under the Exchange Act.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon certain variable factors, such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers.

7.   INFORMATION CONCERNING BERLITZ

     Berlitz's principal executive offices are located at 400 Alexander Park, Princeton, New Jersey 08540, and Berlitz's telephone number is (609) 514-9650.

     According to Berlitz's Form 10-K for the fiscal year ended December 31, 2000, Berlitz is one of the world's leading language services firms, with prominent market positions in language instruction and translation services. Berlitz also publishes the well-known Berlitz travel guides, foreign language phrase books, dictionaries and a variety of other related products.

     Selected Financial Information for the Previous Two Fiscal Years. The selected financial information of Berlitz and its consolidated subsidiaries set forth below has been excerpted and derived from the Form 10-K for the fiscal year ended December 31, 2000. More comprehensive financial and other information is included in that report (including management's discussion and analysis of financial condition and results of operations) and in other reports and documents filed by Berlitz with the SEC. The financial information set forth below is qualified in its entirety by reference to the reports and documents filed by Berlitz with the SEC and the financial statements and related notes that they contain. The Benesse Group has no knowledge that any of the selected financial information set forth below or the information contained in other materials filed with the SEC is untrue, or of any failure by Berlitz to disclose events that may have occurred or may affect the significance or accuracy of any such information. Nonetheless, the selected financial information was compiled by Berlitz, not the Benesse Group. Materials filed by Berlitz with the SEC may be examined and copied in the manner set forth below.

                         SELECTED FINANCIAL INFORMATION
                (Dollars in thousands, except per Share amounts)


                                                                               YEAR ENDED DECEMBER 31,
                                                                              -------------------------
                                                                                  2000          1999
                                                                              -----------   -----------
Income Statement Data:
Sales of services and products sold .......................................    $480,208      $446,181
                                                                               --------      --------
Cost and expenses:
 Cost of services and products sold .......................................     292,246       267,176
 Selling, general and administrative ......................................     153,949       148,803
 Restructuring and other unusual charges (1) ..............................      12,296            --
 Amortization of publishing rights, excess of cost over net assets acquired
   and other intangibles ..................................................      18,432        18,024
 Other expense, net .......................................................      11,395        10,456
                                                                               --------      --------


                                                                               YEAR ENDED DECEMBER 31,

                                                                             ----------------------------
                                                                                  2000           1999
                                                                             -------------   ------------
    Total costs and expenses .............................................       488,318        444,459
                                                                                 -------        -------
  (Loss) income before income taxes, minority interest, extraordinary item
   and cumulative effect of accounting change ............................     $  (8,110)     $   1,722
                                                                               =========      =========
  Minority interest income (expense) .....................................     $     408      $     668
                                                                               =========      =========
  (Loss) income before extraordinary item and cumulative effect of
   accounting change .....................................................     $ (12,760)     $  (5,325)
  Extraordinary loss (2) .................................................            --         (2,154)
  Cumulative effect of accounting change (3) .............................            --         (5,605)
                                                                               ---------      ---------
   Net (loss) income .....................................................     $ (12,760)     $ (13,084)
                                                                               ---------      ---------
  (Loss) earnings per Share (both basic and diluted):
   (Loss) income before extraordinary item and cumulative effect of
    accounting change ....................................................     $   (1.34)     $   (0.56)
   Extraordinary loss ....................................................            --        (  0.22)
   Cumulative effect of accounting change ................................            --        (  0.59)
                                                                               ---------      ---------
   Earnings (loss) per Share .............................................     $   (1.34)     $   (1.37)
                                                                               =========      =========
  Average number of Shares (000) .........................................         9,546          9,530
                                                                               =========      =========
  Balance sheet data (at year end):
  Total assets ...........................................................     $ 686,419      $ 697,020
  Long-term debt (including convertible debentures) (2) ..................     $ 155,077      $ 156,887
  Shareholders' equity ...................................................     $ 316,737      $ 338,687
  Book value per Share ...................................................     $   33.18      $   35.54
  Ratio of earnings to fixed charges .....................................          0.24           1.16

---------
(1) During the second half of 2000, Berlitz's management, with the appropriate level of authority, formally committed to various strategic initiatives. As a result of these initiatives, Berlitz recorded restructuring and other unusual charges of $12.3 million for the year ended December 31, 2000. The restructuring initiatives were aimed at reorganizing the core business, improving management quality and process, and building on business fundamentals through focus on growth initiatives. These initiatives primarily affected Berlitz's Language Services segment. The restructuring is expected to be substantially completed by June 2001.

(2) On March 11, 1999, Berlitz issued $155 million aggregate principal amount 12-year convertible debentures in a private placement to Apollo and BHI. Principal amounts outstanding under such debentures are not due until March 2011. Simultaneously with this transaction, Berlitz extinguished all outstanding indebtedness pursuant to the Bank Facility and terminated its interest rate swap agreement, which hedged the floating rate Bank Facility. Consequently, in 1999, Berlitz recorded an extraordinary loss, net of tax benefit, of approximately $2.2 million, consisting of the interest rate swap's fair market value and existing unamortized deferred finance costs at the time of extinguishment of the underlying debt.

(3) On December 3, 1999, the SEC issued its Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") to provide its views on applying generally accepted accounting principles to selected revenue recognition issues. Berlitz adopted the provisions of SAB 101 effective January 1, 1999, and changed its method of recognizing income from deferred revenues on lessons paid for but not expected to be taken.


     Berlitz files annual, quarterly and special reports, proxy statements and other information with the SEC. Shareholders may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Berlitz's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by SEC at http://www.sec.gov.

     Certain Financial Information for the First Two Months of 2001. According to unaudited financial information internally prepared by Berlitz and provided by Berlitz to its directors, sales of products and services totaled $77,690,000 for the first two months of 2001, compared with $65,616,000 for the first two months of 2000 and EBITA (defined by Berlitz as sales less cost of services and products sold, and selling, general and administrative expenses) amounted to $2,978,000 for the first two months of 2001, compared with $2,386,000 for the comparable period of 2000. In order to remove the effects of fluctuations in currency exchange rates for internal evaluation purposes, these

2001 and 2000 results were translated from the respective foreign currencies in which a majority of Berlitz's subsidiaries conduct their operations by using Berlitz's 2001 Business Plan and Budget exchange rates. The increase in sales for the first two months of 2001 compared with the same period of 2000 was largely the result of increased sales in the Berlitz's Language Services and Berlitz GlobalNET businesses. The increase in the Berlitz's EBITA through the end of February 2001 compared with the same period in 2000 primarily relates to increased EBITA in the Berlitz's ELS Educational Services business Results for the first two months of 2001 are not necessarily indicative of full year results.

8.   INFORMATION CONCERNING THE BENESSE GROUP

     Parent is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Parent is the largest educational services company in Japan. Parent holds the leading position in the Japanese market for correspondence courses, simulated examinations and study aids, with products and services designed for pre-school children and students from elementary school to senior high school. Parent also publishes Japanese magazines targeted at expectant mothers, young mothers and homemakers and has a growing presence in the field of for-profit social welfare services, principally elder-care facilities and child day-care centers. Purchaser is a wholly owned subsidiary of Parent incorporated in Delaware in 1991 to act as a holding company for the Shares and to make other strategic investments.

     Mr. Soichiro Fukutake is the President of Parent and the Chairman of Purchaser. He owns directly 16,044,723 shares of Parent's 106,353,453 shares outstanding. In addition, (i) Mr. Fukutake's wife owns directly 3,174,125 shares of Parent common stock, (ii) certain companies in which Mr. Fukutake, or he and his wife, hold at least a majority interest hold in the aggregate 1,836,000 shares of Parent common stock, and (iii) the Fukutake Science and Culture Foundation (the "Foundation"), of which Mr. Fukutake is Chairman, holds 918,000 shares of Parent common stock. Such shares, together with the shares owned directly by Mr. Fukutake, constitute in the aggregate 21,972,848 shares of Parent common stock, or 20.7% of Parent's outstanding common stock. Accordingly, Mr. Fukutake may be deemed to control Parent.

     Parent's principal executive offices are located at 3-7-17 Minamigata, Okayama-shi 700 Japan, and its primary telephone number is (81)(86) 221-5215. Purchaser's principal executive offices are located at 65 East 55th Street, 23rd Floor, New York, New York, and its primary telephone number is (212) 813-9500.

     The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Parent and Purchaser are set forth in Schedule I to this Offer to Purchase.

     None of Mr. Fukutake, Parent, Purchaser or, to the best knowledge of the Benesse Group, any of the persons listed in Schedule I to this Offer to Purchase, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or finding any violation of such laws.

     Except as set forth elsewhere in this Offer to Purchase, (including in Schedule I to this Offer to Purchase): (a) none of Purchaser, Parent, nor to their knowledge, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Purchaser or Parent or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Berlitz; (b) none of Purchaser, Parent nor, to their knowledge, any of the individuals or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Berlitz during the past 60 days; (c) neither Purchaser, Parent nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Berlitz (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions between Parent, Purchaser or any of their subsidiaries or, to the Benesse Group's knowledge, any of the persons listed in Schedule I, on the one hand, and Berlitz or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no contacts, negotiations or transactions between Parent,

Purchaser or any of their subsidiaries or, to the Benesse Group's knowledge, any of the persons listed in Schedule I, on the one hand, and Berlitz or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     Recent Transactions with Berlitz. In September 1994, Berlitz borrowed $20.0 million from Purchaser, as evidenced by a subordinated promissory note bearing interest at a rate of 6.93% per year. Berlitz-Japan, an 80% subsidiary of Berlitz (the remaining 20% is held by Parent) also borrowed -1.0 billion (approximately $10.1 million at the time) from Parent as evidenced by an interest-free subordinated promissory note. In March 1996, Berlitz received the proceeds of an additional $6.0 million subordinated promissory note payable to Purchaser, bearing interest at a rate of the six month LIBOR plus 1% per year, reset semi-annually. Payment obligations under the $20.0 million note were guaranteed by Berlitz and its significant U.S. subsidiaries, subject to senior guarantees of Berlitz's 1997 credit agreement. Berlitz and its significant U.S. subsidiaries also executed a guarantee of payment obligations under the -1.0 billion note, effective as of the day following the date upon which all payment obligations under the 1997 credit agreement are satisfied. These notes provided for maturity on the earlier of June 30, 2003 or twelve months from the date that all payment obligations under Berlitz's 1997 credit agreement had been satisfied. To the extent that interest payments on these notes were not permitted while any amounts remained outstanding under the 1997 credit agreement, such accrued interest rolled over semiannually into the note principal. All of these notes were repaid in full on March 11, 1999 with the proceeds from the issuance of the convertible debentures described below.

     On March 11, 1999, Berlitz issued $155.0 million aggregate principal amount convertible debentures with a 12-year maturity in a private placement. These convertible debentures were issued as follows: (i) $100.0 million aggregate principal amount to Apollo and (ii) $55.0 million aggregate principal amount to Purchaser.

     In a separate transaction, on March 11, 1999, Purchaser loaned $50.0 million to Berlitz, evidenced by a 12-year fixed rate subordinated promissory note. In SEC filings, Berlitz reported that it used the proceeds from the sale of the convertible debentures, as well as proceeds from this note, to repay in full all outstanding indebtedness pursuant to Berlitz's existing 1997 credit agreement and the three outstanding notes, and for general corporate purposes. The note bears interest for the first five years at 5.2% per year, and, after the fifth year, at a renegotiated fixed rate approximating LIBOR plus a margin based on Berlitz's then existing leverage. Interest is payable semiannually in cash and principal is payable in a lump sum at maturity. This note includes standard covenants similar to those included in the convertible debentures, described below. In the event of a change in control of Berlitz, Purchaser may require Berlitz to redeem the note at a price equal to 101% of the note's principal amount.

     The convertible debentures bear interest at 5% per year, payable semi-annually. Principal amounts outstanding under the convertible debentures are not due until March 2011, and Berlitz is not required to establish a bond sinking fund for repayment of this principal.

     The convertible debentures are convertible at any time into Shares at a conversion price of $33.05 per Share, subject to anti-dilution related adjustments to offset the effects of stock dividends and other changes in equity. In addition, the terms of the convertible debentures provide that in case of any merger or consolidation of Berlitz with any other person (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding Shares) or any sale or transfer of all or substantially all of the assets of Berlitz, the person formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, shall execute and deliver a supplement to the purchase agreement relating to the convertible debentures providing that the holder of each convertible debenture then outstanding shall have the right thereafter, during the period such convertible debenture shall be convertible, to convert such debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of Shares (including fractional Shares) into which such debenture might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Shares (i) is not a person with which Berlitz consolidated or into which Berlitz merged or which merged into Berlitz or to which such sale or transfer was made, as the case may be ("Constituent Person"), or an affiliate of a Constituent Person and (ii) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer. Section 913(i)(2) of the BCL provides that with respect to convertible securities, a binding share exchange shall have the same effect on the rights of holders of such securities as a merger of the subject corporation.

     Berlitz is required to reserve out of its authorized but unissued Shares the full number of Shares then issuable upon conversion of all outstanding convertible debentures.

     The convertible debentures provide for optional redemption by Berlitz, in whole but not in part, any time after 3 years and 2 months. If the average closing price of the Shares for the 30 trading days following the third anniversary of the Issue Date exceeds $39.66 per Share, Berlitz may redeem the convertible debentures at 100% of their outstanding principal amount plus accrued interest to the redemption date. Otherwise, if the convertible debentures are redeemed, Berlitz must pay a redemption premium, expressed as a percentage of outstanding principal, as follows: (i) 4% for redemptions occurring in the fourth year after issue; (ii) 2% for redemptions occurring in the fifth year after issue; and (iii) 0% for redemptions occurring after the fifth year. All such redemptions are subject to the holders' right to convert into Shares.

     The convertible debentures also allow Apollo and Purchaser to elect to exchange their convertible debentures, in whole, into non-convertible, 7-year fixed-rate debt. This election may only be made if the average closing price of the Shares during the 30 trading days immediately preceding the third anniversary of the Issue Date does not exceed $33.05 per Share. Furthermore, Purchaser may not effect an exchange unless Apollo does so. Upon the determination by an independent financial institution of the fixed interest rate, each of Apollo and Purchaser shall irrevocably decide whether to proceed with its exchange. Thereafter, no later than 150 days from the third anniversary of the Issue Date, Berlitz must either (i) redeem at 100% of their outstanding principal amount plus accrued interest to the redemption date all of the convertible debentures as to which the decision to exchange was made or (ii) deliver evidence of the fixed rate debt to the exchanging holders.

     Principal amounts outstanding under the fixed rate debt would not be payable until maturity, while interest payments would be made semi-annually. The fixed rate debt interest rate is subject to a cap of (i) the applicable U.S. treasury rate + 5% (not to exceed 13%) if only Apollo receives fixed rate debt, or (ii) the applicable U.S. treasury rate + 7% (not to exceed 14%) if both Apollo and Purchaser receives fixed rate debt. The fixed rate debt may be redeemed by Berlitz after the third anniversary of their issue upon payment of principal amounts of the fixed rate debt and the following redemption premiums, expressed as a percentage of the outstanding principal amount: (i) one half of the per annum interest rate for redemptions occurring in the fourth year after issue; (ii) one quarter of the per annum interest rate for redemptions occurring in the fifth year after issue; and (iii) no premium for redemptions occurring after the fifth year.

     Prior to the third anniversary of the Issue Date, if Parent sells 80% or more of the Shares owned directly or indirectly by it on the Issue Date, Berlitz shall be required to make an offer to repurchase for cash: (i) convertible debentures held by Apollo at a value equal to 110% of the principal amount then outstanding; and (ii) convertible debentures held by Purchaser at a value equal to 101% of the principal amount then outstanding. In addition, if at any time on or after the Issue Date a change of control occurs but Parent sells less than 80% of its Shares, or if Parent sells 80% of its Shares on or after the third anniversary of the Issue Date, Berlitz shall be required to make an offer to repurchase for cash the convertible debentures (but not the fixed rate debt) at a value equal to 101% of the principal amount of the convertible debentures.

     The convertible debentures contain standard affirmative covenants, including financial and other informational reporting, compliance with laws, maintenance of insurance, maintenance of properties, payment of taxes, and preservation of corporate existence.

     They also contain the following negative covenants: Berlitz shall not merge or consolidate, convey, transfer or lease substantially all of its assets to any person unless: (i) the successor entity shall be a solvent corporation organized and existing under the laws of the U.S. or any state thereof, and if Berlitz is not such a corporation, such corporation shall have executed and delivered to each holder of convertible debentures its assumption of the due and punctual performance and observance of each covenant and condition of the convertible debentures and related documents and (ii) immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing; and Berlitz shall not enter into any agreement or instrument or otherwise agree to any covenant that would in any way limit the right of the holders of the convertible debentures to convert the convertible debentures into Shares or exchange the convertible debentures for fixed rate debt. Pursuant to the terms of the convertible debentures issued to Apollo, Berlitz is also prohibited from amending certain understandings between Berlitz, Berlitz Japan and Parent.

     Berlitz and Parent maintain a joint Directors and Officers ("D&O") insurance policy covering acts by directors and officers of both Parent and Berlitz. Consequently, the premium on the D&O policy is allocated 60% to Parent and 40% to Berlitz, except that in 1997, the premium for entity coverage, which benefited Berlitz only, was allocated 100% to Berlitz, resulting in a total D&O allocation of 57% to Parent and 43% to Berlitz for 1997. Since May 1995, Berlitz has also maintained a stand-alone Employment Practices Liability insurance policy covering Berlitz, its officers and directors (including the Parent directors who are also directors of Berlitz). The premium on this Employment Practices Liability policy is allocated 30% to Parent and 70% to Berlitz. The Benesse Group intends to continue the D&O insurance policy and the Employment Practices Liability policy following the Share Exchange.

     Berlitz and Parent participated in certain other joint business arrangements during the last two years, in the ordinary course of business, including the following:

     o Pursuant to extended industrial block contracts, Berlitz Japan provided lessons to Parent at its standard rate for prepaid industrial lessons which was approximately 20% below the rate charged for individual instruction. Revenues under these contracts aggregated
          (Yen)10 million (approximately $93,000 at an average 2000 exchange rate of (Yen)108).

     o Berlitz's subsidiary, Berlitz Franchising Corporation, is party to a standard franchise agreement dated July 30, 1997 with the Okayama Language Center, Inc., a corporation formed by Parent and the Okayama Institute of Languages, the latter being controlled by Mr. Fukutake's sister-in-law.

     o Berlitz Japan entered into an advisory agreement, dated April 1, 1998, with Shinken Ad Co. Ltd. (owned 25% by Parent) under which Shinken Ad Co. Ltd. provides advisory services to Berlitz Japan for an annual fee of (Yen)10 million (approximately $93,000 at an average 2000 exchange rate of (Yen)108).

     o Pursuant to a services agreement, Parent periodically offered its customers language and homestay programs arranged and operated by Berlitz's specialty instruction program, Berlitz Study Abroad (Registered Trademark). Parent also periodically offered its customers language study and homestay programs arranged and operated by Berlitz On Campus (Registered Trademark) another of Berlitz's specialty instruction programs. Berlitz and Parent also participated in certain other joint business arrangements in the ordinary course of business, none of which had a material effect on the financial statements.

     Pursuant to the Shareholders' Agreement Parent and Berlitz agreed to cooperate in promoting the business of Berlitz Japan. In this regard, Berlitz granted Parent the right to nominate one person to be a member of the Berlitz Board and agreed to support such nomination. Effective March 7, 2000, James Kahl was selected to be a member of the Berlitz Board pursuant to the Shareholders' Agreement.

9.   THE SHARE EXCHANGE

     If, pursuant to the Offer, Purchaser acquires such number of Shares that, when aggregated with the Shares the Benesse Group already beneficially owns, represents at least 90% of the outstanding Shares. Purchaser will adopt a plan of Share Exchange (the "Plan") and mail the required copy or outline of the Plan to the remaining Berlitz shareholders within five (5) business days of the completion of the Offer (without regard to any Subsequent Offering Period).

     In order to consolidate the Share ownership of the Benesse Group, Parent will contribute its Shares to Purchaser in return for additional Purchaser common stock and Mr. Fukutake will contribute his Shares to Purchaser in return for one share of Purchaser's redeemable preferred stock pursuant to a pre-agreed oral arrangement. Promptly thereafter, Purchaser, being the holder of at least 90% of the Shares, will adopt the Plan and send a copy or outline of the Plan to the remaining Berlitz shareholders other than the Benesse Group. The Share Exchange will become effective on the date (the "Effective Date") of the filing of a Certificate of Exchange of Shares relating to the Share Exchange by the New York Department of State. Pursuant to Section 913 of the BCL, the Purchaser will cause the Effective Date to be on or about thirty days after the mailing of the copy or outline of the Plan to the remaining Berlitz shareholders, provided that such action is not then prohibited by law or legal process. On the Effective Date, ownership of the Shares to be acquired in the Plan will vest in Purchaser, whether or not the Berlitz Certificates for such Shares have been surrendered for exchange. Each Berlitz Certificate held by remaining Berlitz shareholders immediately prior to the Effective Date (other than any Berlitz Certificates held by Purchaser, by Berlitz and by shareholders, if any, who have appraisal rights and who shall have properly demanded and perfected appraisal rights under New York law) will thereafter evidence only the right to receive the Offer Price.

     Subject to any exercise of appraisal rights, as set forth below, on the Effective Date, Purchaser will own 100% of the then outstanding Shares and will have the ability to elect all of the directors of the Berlitz Board. As a result of the Share Exchange, Apollo will no longer be entitled to nominate directors to the Berlitz Board and those directors nominated by Apollo are contractually obligated to resign. If the Share Exchange is completed, Parent and Purchaser will review the composition of the Berlitz Board and make such changes as they deem appropriate. In addition, following the Share Exchange, as a matter of contract, Apollo will no longer have the right to continued representation on the Berlitz Board. Prior to the Effective Date, the Benesse Group will vote its Shares to ensure that at least two disinterested directors will remain on the Berlitz Board until the Effective Date.

     If the Share Exchange is completed, Parent and Purchaser will review the provisions of the Certificate of Incorporation and By-laws of Berlitz and may make changes to such documents as they deem to be more consistent with the needs of a private company.

     A number of directors, employees and former employees currently hold and may continue to hold options to purchase Shares following the Share Exchange. Certain other individuals have the right to receive Shares under a stock purchase agreement whereby Berlitz acquired all of the shares of Multilingual Technologies Limited. Parent and Purchaser are reviewing these options and these rights, but have reached no decision regarding whether or on what terms to seek to acquire these options and rights. In addition, Mr. Fukutake has the right to receive a number of Shares in lieu of his participation in the 1999 Long Term Incentive Plan

     Statutory Requirements. The BCL provides that, if a parent company owns at least 90% of each class of stock of a subsidiary which is entitled to vote on a share exchange, the parent company can conduct a short-form share exchange with that subsidiary without the action of other shareholders of the subsidiary or the subsidiary's board of directors. Accordingly, if, as a result of the Offer or otherwise, Purchaser has the voting power of at least 90% of the Shares, Purchaser could, and intends to, conduct the Share Exchange without any further action by any other Berlitz shareholder or the Berlitz Board.

     Effects of Inability to Consummate the Offer and the Share Exchange. The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the Expiration Date a number of Shares, which when added to the Shares already owned by the Benesse Group, shall constitute at least 90% of the total number of outstanding Shares.

     If the Offer is completed, then the Share Exchange also will be completed. Berlitz shareholders that elect not to tender their Shares in the Offer will receive the same amount of consideration in exchange for each Share as they would have received in the Offer.

     The Benesse Group already controls approximately 75.6% of the outstanding Shares. If the Offer and the Share Exchange are not consummated, Berlitz shareholders, other than those affiliated with the Benesse Group, will continue to lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval. If, for any reason, the Offer and the Share Exchange are not completed, the Benesse Group reserves the right, subject to applicable legal and contractual restrictions, (a) to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or (b) to dispose of any or all Shares controlled by the Benesse Group.

     Appraisal Rights. Under the BCL, Berlitz shareholders will not have rights to dissent from the adoption of the Share Exchange. However, under Section 910(a)(2) of the BCL, Berlitz shareholders will have a right to object to the amount of the consideration being offered by Purchaser in the Share Exchange and to file a written dissent in accordance with Section 623(c). This latter section of the BCL requires the shareholder who elects to dissent from a share exchange to file a written notice of such election to dissent within twenty days after receiving a copy of the plan of exchange or an outline of the material features thereof under Section 913. A shareholder may not dissent as to less than all of the Shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of appreciation or depreciation in anticipation of the accomplishment of the Share Exchange) required to be paid in cash to such dissenting holders ("Dissenting Shareholders") for their Shares ("Dissenting

Shares"). Any such judicial determination of the fair value of Dissenting Shares could be based upon considerations other than or in addition to the market value of the Shares and the factors used to determine the consideration to be paid in the Share Exchange, including asset values and the investment value of the Dissenting Shares. The value so determined could be more or less than the consideration paid pursuant to the Share Exchange.

     Further instructions regarding Dissenting Shares will be provided to shareholders if and when the Share Exchange is conducted.

     The foregoing summary of the rights of Dissenting Shareholders does not purport to be a complete statement of the substantive rights of, or the procedures to be followed by, shareholders desiring to exercise any available appraisal rights, and is qualified in its entirety by reference to Sections 910 and 623 of the BCL, which are attached as Exhibit (f) of the Schedule TO.

     The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the BCL.

     Provisions for Unaffiliated Shareholders. The Benesse Group will not grant Berlitz shareholders that are unaffiliated with the Benesse Group access to the corporate files of the Benesse Group. The Benesse Group will not provide unaffiliated Berlitz shareholders with counsel or appraisal services at the expense of the Benesse Group.

10.  SOURCE AND AMOUNT OF FUNDS

     Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately $3.9 million. To the extent Purchaser's own funds are insufficient, Parent will contribute to Purchaser all funds necessary to purchase Shares pursuant to the Offer and the Share Exchange. There are no written agreements between Parent and Purchaser respecting the financing. There are no financing conditions and no alternative financing plans for the Offer or the Share Exchange.

     The Benesse Group has paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the Offer and the Share Exchange:


  Legal .............................................    $1,250,000
  Filing ............................................    $    6,767
  Printing ..........................................    $   40,000
  Depositary ........................................    $    7,500
  Information Agent ........ ........... ............    $    7,500
  Other .............................................    $2,600,000

11.  DIVIDENDS AND DISTRIBUTIONS

     Pursuant to an investors agreement between Berlitz and Apollo, Berlitz may not declare or pay certain dividends to holders of securities junior in right of payment to the convertible debentures (including the Shares) held by Apollo without the approval of at least one member (provided there is one) of the Berlitz Board who was nominated by Apollo pursuant to such investors agreement. To the best knowledge of the Benesse Group, there are no other legal or contractual restrictions on Berlitz's current or future ability to pay dividends.

12.  CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, which relates to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) pay for any tendered Shares, and may delay the acceptance for payment of, or, subject to the restriction referred to above, the payment for any tendered Shares (whether or not any Shares have been accepted for payment or paid for pursuant to the Offer) and Purchaser may terminate or amend the Offer, if, at any time prior to the time for payment of any such Shares, any of the following conditions exists or has occurred and remains in effect:

     (1) the number of Shares validly tendered and not withdrawn, when added to the number of Shares owned by the Benesse Group, does not equal at least 90% of the number of the Shares outstanding as of the Expiration Date (the "Minimum Tender Condition");

     (2) there is pending any material action by any governmental entity, or any law promulgated, enacted, entered, enforced or deemed applicable to the Offer:

     o seeking to or which does prohibit or impose any material limitations on the Benesse Group's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of Berlitz's or any of its subsidiaries' businesses,

     o seeking to or which does make the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibiting, restricting or significantly delaying consummation of the Offer or the Share Exchange or seeking to obtain from Berlitz or the Benesse Group any damages that are material in the Benesse Group's view in relation to Berlitz and its subsidiaries taken as a whole,

     o seeking to or which does impose material limitations on the ability of the Benesse Group or render the Benesse Group unable to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares purchased by Purchaser on all matters properly presented to Berlitz shareholders, or effectively to control in any material respect in the Benesse Group's view the business, assets or operations of Berlitz, its subsidiaries or Purchaser or any of their respective affiliates;

     (3) there has occurred (A) the declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S. or Japan (whether or not mandatory), (B) the commencement of hostilities or other international or national calamity, directly or indirectly, involving the U.S. or Japan, (C) any legal, regulatory or administrative action or limitation, whether or not mandated by any U.S. or Japanese governmental authority or agency, that would limit or prohibit foreign exchange transactions or remittances of funds between the U.S. and Japan, or (D) in the case of any of the foregoing existing at the date of this Offer to Purchase, a material acceleration or worsening thereof; or

     (4) (A) the Special Committee has withdrawn, changed or modified its recommendation of the Offer (including by amendment of the Recommendation Statement) in a manner adverse to the Benesse Group or has adopted any resolution to effect any of the foregoing or (B) the Special Committee has recommended any proposal other than the Offer contained in this Offer to Purchase.

     The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of the Benesse Group. The Benesse Group may assert the failure of any of the conditions regardless of the circumstances giving rise to any such failure. Purchaser may (a) waive any condition (other than the Minimum Tender Condition) in whole or in part; (b) extend the Offer; (c) amend the Offer as may be required by the SEC; or (d) otherwise amend the Offer in any respect, but only to the extent that the Special Committee has confirmed in writing that such amendment would not result in a revocation of the Special Committee's recommendation of the Offer, in each case by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by mailing or public announcement thereof. The Offer may, in certain circumstances, be extended in connection with any such waiver or amendment. The failure by the Benesse Group at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time.

     Purchaser acknowledges that the SEC believes that (a) if Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares, and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer.

13.  LEGAL MATTERS

     Except as set forth in this Offer to Purchase, based on its review of publicly available filings by Berlitz with the SEC and other information regarding Berlitz, Purchaser is not aware of any licenses or regulatory permits that appear to be material to the business of Berlitz and its subsidiaries, taken as a whole, that might be adversely affected by its acquisition of Shares in the Offer. In addition, Purchaser is not aware of any filings, approvals or other actions by or with any governmental entity or administrative or regulatory agency that would be required for its acquisition or ownership of the Shares. Should any such approval or other action be required, Purchaser expects to seek such approval or action, except as described below under "State Takeover Laws". Should any such approval or other action be required, Purchaser cannot be certain that it would be able to obtain any such approval or action without substantial conditions, or that adverse consequences might not result to Berlitz's or its subsidiaries' businesses, or that certain parts of Berlitz's, the Benesse Group's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Purchaser may not be required to purchase any Shares in the Offer. See "Introduction" and Section 12 for a description of the conditions to the Offer.

     State Takeover Laws. A number of states (including New York, where Berlitz is incorporated) have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states.

     In Edgar v. MITE Corp., the Supreme Court of the U.S. invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit.

     The Benesse Group reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Share Exchange, and nothing in this Offer to Purchase nor any action that the Benesse Group takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Share Exchange, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Share Exchange, as applicable, the Benesse Group may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Benesse Group might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. However, Parent and Purchaser do not believe that the acquisition of Shares by Purchaser pursuant to the Offer is subject to these requirements because the Benesse Group currently owns in excess of 50% of the outstanding Shares.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, Purchaser or their subsidiaries. Private parties and the state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent and Purchaser relating to the businesses in which Parent, Purchaser, Berlitz, and their respective affiliates are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

     Certain Litigation. Berlitz, Parent, Purchaser and Berlitz's directors have been named as defendants in four purported shareholder class action suits. All four actions were filed in the Supreme Court of the State of New York for the County of New York during the first week of January 2001 and are entitled, Crandon Capital Partners v. Soichiro Fukutake, et al., Index No. 600007/01, David Schneider v. Soichiro Fukutake, et al., Index No. 100067/01, Rolling Investor Group, Inc. v. Berlitz International, Inc., et al., Index No. 600023/01, and The Erza Charitable Trust v. Hiromasa Yokoi, et al., Index No. 600054/01. The allegations in all four cases (the "Actions") are substantially similar, and each complaint in the Actions alleges that (a) the Benesse Group's original proposal of $12.00 in cash per Share is unfair and inadequate, (b) Berlitz, Parent, Purchaser and the Berlitz directors are in breach of their fiduciary duties to the shareholders of Berlitz not affiliated with the Benesse Group in connection with the Benesse Group's original proposal and (c) appropriate steps and procedural safeguards are not being taken to ensure that the shareholders of Berlitz not affiliated with the Benesse Group will receive fair value for their Shares in the proposed transaction. The David Schneider v. Soichiro Fukutake, et al. complaint also alleges that the timing of the Benesse Group's original proposal is unfair. The Actions pray for, among other things, damages in an unspecified amount, preliminary and permanent injunctive relief, rescission of the proposed transaction and rescissory damages in the event the proposed transaction is consummated, and attorneys' fees and costs.

     Following negotiations, the parties agreed to appoint two of the plaintiffs' lawyers as co-lead counsel. The parties also agreed that the complaints would be dismissed as to four individual defendants who were no longer serving as directors of Berlitz during the relevant time periods and that the complaints would be amended to include two previously unnamed individuals who were serving as directors of Berlitz during the relevant time periods, as defendants. Pursuant to these agreements, on February 8, 2001 the plaintiffs filed a stipulation of dismissal with respect to the four individual defendants who are no longer and were not serving as directors of Berlitz during the relevant time periods.

     As a result of separate negotiations of Parent and Purchaser with the plaintiffs' counsel in the Actions and with the Special Committee, Purchaser agreed to increase the Offer Price to $14.50 per Share and to pay the reasonable attorneys' fees of plaintiffs' counsel incurred in maintaining the Actions as ordered by the Court in approving the settlement. On April 4, 2001, as a result of these negotiations, the Settlement Agreement was executed for the settlement and dismissal of the Actions, subject to Court approval of its terms of the settlement. The agreement obligates Parent and Purchaser to complete the Share Exchange should it acquire, together with the Shares currently owned, at least 90% of the outstanding Shares in the Offer, and to extend the initial offering period for at least five (5) business days if a majority of the Shares being sought in the Offer are validly tendered and not withdrawn at the initial expiration date but the Minimum Tender Condition has not been met.

14.  FEES AND EXPENSES

     Morgan Stanley & Co. Incorporated is acting as the Dealer Manager in connection with the Offer and Morgan Stanley Japan, an affiliate of Morgan Stanley & Co. Incorporated, has provided certain financial advisory services to Parent and Purchaser in connection with the Offer and the Share Exchange. Parent has agreed to pay Morgan Stanley Japan customary compensation for such services in connection with the Offer and the Share Exchange. Parent has also agreed to reimburse Morgan Stanley Japan and Morgan Stanley & Co. Incorporated for all reasonable fees, expenses and costs, including fees and expenses of legal counsel, and to indemnify Morgan Stanley Japan, Morgan Stanley & Co. Incorporated and certain related persons against certain liabilities and expenses in connection with this engagement, including certain liabilities under the federal securities laws. At any time, the Dealer Manager and its affiliates may actively trade Shares for its own account or for the accounts of customers, and, accordingly, may at any time hold a long or short position in Shares.

     Purchaser has retained Georgeson Shareholder Communications Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Purchaser will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     In addition, Purchaser has retained Citibank, N.A. as the Depositary for the Offer and as the Exchange Agent for the Share Exchange. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer and will reimburse the Depositary for its reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     Berlitz has paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the Offer and the Share
Exchange:


  Financial Advisor .............................    $1,150,000
  Legal .........................................    $  475,000
  Printing ......................................    $   18,000
  Other .........................................    $    5,000

     Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

15.  MISCELLANEOUS

     Purchaser is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     The Benesse Group has filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to the Schedule TO. The Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 7 with respect to information concerning Berlitz, except that copies will not be available at the regional offices of the SEC.

     Purchaser has not authorized any person to give any information or to make any representation on its behalf that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if any such information is given or any such representation is made, shareholders should not rely on any such information or representation.

     Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Berlitz or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                            Benesse Holdings International, Inc.

April 6, 2001

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF PARENT AND PURCHASER

     DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent. During the last five years, neither Parent nor, to the best knowledge of Parent, any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Benesse Corporation and each individual is a citizen of Japan.


                                                                                                  BUSINESS
            NAME                                           POSITION                               ADDRESS
---------------------------- ------------------------------------------------------------------- ---------
MITSUO YAMAZAKI ............Chairman of the Board since June 1994; Representative Director          1
                               and President of B.C. Estate Co., Ltd., a wholly
                               owned subsidiary of Benesse Corporation, since May
                               1997; Chairman cum in charge of Business
                               Development from January 1995 to January 1998.

SOICHIRO FUKUTAKE ..........President and Representative Director since May 1986; Chairman          2
                               of the Board of Berlitz International, Inc. since February 1993;
                               Chairman of Benesse Holdings International Inc., a wholly
                               owned subsidiary of Benesse Corporation, since December 1991.

MAKOTO SATO ................Representative Director and Vice President since June 2000;             1
                               General Manager of Group Operation Planning Office since
                               April 1999; Representative Director and Chairman of Shinkoukai
                               Co., Ltd., a wholly owned subsidiary of Benesse, since April 2000;
                               Representative Director and President of Okayama Language
                               Center since May 1997; Head of Corporate Strategy and Planning
                               Division from January 1995 to June 2000; Director from
                               June 1990 to June 2000; Head of Tests and Study Aids Sector
                               from January 1995 to March 1999.

TAKESHIGE HIRAYAMA .........Director since May 1985; Head of School and Teacher Support             2
                               Program Company since October 1999; Head of Area Marketing
                               Sector from April 1994 to September 1999.

KENJIRO KANESHIRO ..........Director since June 1994; Head of General Administration Division       1
                               Tokyo since January 1998; Representative Director and President of Persons Inc., a wholly owned subsidiary of Benesse
                               Corporation, since May 2000; General Manager of Corporate
                               Strategic Planning Office from June 1996 to March 1997; General
                               Manager of Corporate Communication Office from June 1996 to
                               December 1996; General Manager of Human Resources
                               Department from April 1986 to December 1997.


                                                                                                 BUSINESS
            NAME                                          POSITION                               ADDRESS
--------------------------- ------------------------------------------------------------------- ---------
SHIGEMI ASANO .............Director since December 1994; Head of Senior Company since               4
                             April 1999; Head of Tokyo Branch from April 1998 to
                             September 1999; Head of Wellness Sector from June
                             1996 to March 1999; General Manager of Corporate
                             Communication Office from January 1996 to June 1996;
                             General Manager of Corporate Strategic Planning
                             Office from January 1995 to June 1996.

KAZUO YAMAKAWA ............Director since June 1995; Head of General Administration Division        2
                             Okayama since April 1998; Representative Director and
                             President of Carry Com Co., Ltd., a wholly owned subsidiary of
                             Benesse Corporation, since April 2000; General Manager of
                             General Administration Department from June 1997 to
                             December 1997; General Manager of Accounting Department
                             from January 1996 to December 1997.

YOJI SHIRAISHI ............Director since June 1997; Head of Children and Students Programs         1
                             Company since April 1999; Head of SHINKENZEMI
                             (Correspondence Education) Sector from June 1997 to
                             March 1999; Deputy Head of SHINKENZEMI (Correspondence
                             Education) Sector from January 1997 to June 1997; Deputy
                             Head of Lifelong Learning Sector from January 1996 to
                             December 1996.

NOBUYA KASHIHARA ..........Director since June 1998; Head of Women and Family Programs              3
                             Company since April 1999; Head of Marketing Supply Sector
                             since April 1999; Representative Director and President of
                             Benesse Music Publishing Company, a wholly owned subsidiary of Benesse Corporation, from April 1997 to May 1999; Deputy
                             Head of SHINKENZEMI (Correspondence Education) Sector
                             from April 1998 to June 1998; Manager, Preschool
                             Correspondence Course Department, from April 1993 to
                             March 1998.

TAMOTSU FUKUSHIMA .........Director since June 2000; General Manager of Strategy and                3
                             Planning Office since June 2000; Manager of Lifetime Learning
                             Programs Development Office from April 1999 to June 2000;
                             Manager of Direct Marketing Department from October 1998
                             to March 1999; Manager of Business Development Office from
                             January 1997 to October 1998.

KIMIKO KUNIMASA ...........Director since June 2000; Deputy Head of Women and Family                3
                             Programs Company since June 2000; General Manager of
                             Women's Life Laboratory since April 2000; General Manager of
                             Management and Planning Headquarters of Women and Family
                             Programs Company from January 1999 to June 2000; Deputy
                             Head of SHINKENZEMI (Correspondence Education) Sector
                             from April 1998 to December 1998; Manager, Senior High
                             School Correspondence Course Department from January 1995
                             to March 1998.



                                                                                               BUSINESS
           NAME                                         POSITION                               ADDRESS
-------------------------- ------------------------------------------------------------------ ---------
HIROAKI KAWAMURA .........Director since June 2000; General Manager of Information Systems        2
                            and Planning Office since July 1998; Representative Director and President of Synform Co., Ltd., a wholly owned subsidiary of
                            Benesse Corporation, since June 2000; Employee of IBM Japan from
                            April 1970 to June 1998.

Business Address:
(1) 1-34, Ochiai, Tama-Shi, 206-8686 Tokyo, Japan
(2) 3-7-17, Minamigata, Okayama-Shi, 700-8686 Okayama-Ken, Japan
(3) Shinjuku-Nomura Building, 1-26-2, Nishishinjuku, Shinjuku-Ku 163-0525 Tokyo, Japan
(4) Sasazuka Center Building, 2-1-6, Sasazuka, Shibuya-Ku 151-0073 Tokyo, Japan

     DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. During the last five years, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Benesse Holdings International, Inc. and each individual is a citizen of Japan (other than Mr. Kahl, who is a citizen of the U.S.).


                                                                                                 BUSINESS
            NAME                                          POSITION                               ADDRESS
--------------------------- ------------------------------------------------------------------- ---------
SOICHIRO FUKUTAKE .........Chairman of the Board since December 1991; Representative                3
                            Director and President of Benesse Corporation since May 1986;
                            Chairman of the Board of Berlitz International, Inc. since
                            February 1993.

HIROSHI KITADA ............Director, President and Chief Executive Officer since May 1999;          1
                            Director, Berlitz International, Inc., since September 2000;
                            General Manager, New York Corporate Finance Division II of
                            The Long-Term Credit Bank of Japan, Ltd., from June 1998 to
                            April 1999; Deputy General Manager, New York Branch of The
                            Long-Term Credit Bank of Japan, Ltd., from October 1997 to
                            May 1998; Deputy General Manager, Corporate Finance
                            Department VIII of the The Long-Term Credit Bank of Japan,
                            Ltd. from July 1996 to September 1997.

JAMES R. KAHL .............Director since July 2000; Vice Chairman of Berlitz International,        2
                            Inc. since July 2000; Chief Executive Officer of La Petite
                            Academy from June 1993 to December 1999; Chairman of the
                             Board of La Petite Academy from May 1998 to December 1999.
RYOICHI TANAKA ............Director since July 2000; Director and Vice President Corporate          1
                            Office of Berlitz International, Inc. since July 2000; General
                            Manager of La Petite Academy Japan from January 1997 to
                            June 2000; General Manager of Educational Publishing of
                            Benesse Corporation from February 1996 to January 1997; Chief
                            Executive Officer and General Manager of Benesse North
                            America from April 1993 to February 1996.


                                                                                              BUSINESS

          NAME                                         POSITION                               ADDRESS

------------------------ ------------------------------------------------------------------- ---------
NAOTO SUGIYAMA .........Director since July 2000; General Manager of Finance and IR             3
                         Department of Benesse Corporation since April 2001;
                         General Manager of Accounting Department of Benesse
                         Corporation, November 2000 to March 2001; General
                         Manager of Finance and IR Department of Benesse
                         Corporation from January 2000 to October 2000; Director
                         of Berlitz International, Inc. from June 1999 to March
                         2000; General Manager of Finance Department of Benesse
                         Corporation from January 1998 to December 1999;
                         Director from April 1997 to March 1998; Accounting
                         Department of Benesse Corporation from January 1993 to
                         December 1997.

HIROYUKI YAGI ..........Vice President, Treasurer and Secretary since April 1998; Manager       1
                         of Benesse Corporation from April 1996 to March 1998.


 Business Address:
(1) 65 East 55th Street, 23rd Floor, New York, New York 10022, USA
(2) 400 Alexander Park, Princeton, New Jersey 08540-6306, USA
(3) 3-7-17, Minamigata, Okayama-Shi, 700-8686 Okayama-Ken, Japan

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Facsimile copies of letters of transmittal, properly completed and duly executed, will be accepted. Letters of transmittal, Berlitz Certificates and any other required documents should be sent or delivered by each Berlitz shareholder or broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                                 CITIBANK, N.A.
          BY MAIL:             BY HAND DELIVERY:        BY OVERNIGHT COURIER:
        P.O. Box 685        Corporate Trust Window     915 Broadway, 5th Floor
    Old Chelsea Station   111 Wall Street, 5th Floor      New York, NY 10010
     New York, NY 10113        New York, NY 10443

                           BY FACSIMILE TRANSMISSIONS:
                        (FOR ELIGIBLE INSTITUTIONS ONLY)
                                (212) 505-2248

                            TO CONFIRM BY TELEPHONE:
                                (800) 270-0808

You may direct questions and requests for assistance to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer materials from the Information Agent as set forth below, and they will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                                   GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.

                           17 State Street, 10th Floor
                            New York, New York 10004
                  Banks & Brokers Call Collect: (212) 440-9800
                    All Others Call Toll Free: (800) 223-2064

                      THE DEALER MANAGER FOR THE OFFER IS:

                           MORGAN STANLEY DEAN WITTER

                        Morgan Stanley & Co. Incorporated
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 761-4834